SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION		Accounting Practices
QUARTERLY INFORMATION	Date: 9/30/2006	Adopted in Brazil
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer’s ID) 33.042.730/0001-04
4 - NIRE (Corporate Registry ID) 33-3.00011595

01.02 - HEAD OFFICE

1– ADDRESS R. SÃO JOSÉ, 20/ GR. 1602 – PARTE			2 – DISTRICT CENTRO
3 – ZIP CODE 22010-020	4 – CITY RIO DE JANEIRO			5 – STATE RJ
6 – AREA CODE 21	7 – TELEPHONE 2215-4901	8 – TELEPHONE -	9– TELEPHONE -	10– TELEX
11 – AREA CODE 21	12 – FAX 2215-7140	13 – FAX -	14 – FAX -
15 – E-MAIL invrel@csn.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1– NAME BENJAMIN STEINBRUCH
2 – ADDRESS AV. BRIGADEIRO FARIA LIMA, 3400 20º ANDAR			3 – DISTRICT ITAIM BIBI
4 – ZIP CODE 04538-132	5 – CITY SÃO PAULO			6– STATE SP
7 – AREA CODE 011	8 – TELEPHONE 3049-7100	9 – TELEPHONE -	10 – TELEPHONE -	11 – TELEX
12 – AREA CODE 011	13 – FAX 3049-7558	14 – FAX 3049-7519	15 – FAX -
16 – E-MAIL invrel@csn.com.br

01.04 - REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2. END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
1/1/2006	12/31/2006	3	7/01/2006	9/30/2006	2	4/01/2006	6/30/2006
09 - INDEPENDENT ACCOUNTANT DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES					10 - CVM CODE 00385-9
11. TECHNICIAN IN CHARGE JOSÉ CARLOS MONTEIRO					12 – TECHNICIAN’S CPF (INDIVIDUAL TAXPAYER’S REGISTER) 443.201.918-20

01.05 - CAPITAL STOCK

NUMBER OF SHARES (in thousands)	1 – CURRENT QUARTER 09/30/2006	2 – PREVIOUS QUARTER 06/30/2006	3 – SAME QUARTER, PREVIOUS YEAR 09/30/2005
Paid-up Capital
1 – Common	272,068	272,068	272,068
2 – Preferred	0	0	0
3 – Total	272,068	272,068	272,068
Treasury Stock
4 – Common	14,655	14,655	7,637
5 – Preferred	0	0	0
6 – Total	14,655	14,655	7,637

01.06 - COMPANY PROFILE

1 – TYPE OF COMPANY Commercial, Industry and Other Types of Company
2 – STATUS Operational
3 – NATURE OF OWNERSHIP Private National
4 – ACTIVITY CODE 1060 - Metallurgy and Steel Industry
5 – MAIN ACTIVITY Manufacturing, Transf. and Trading of Steel Products
6 – CONSOLIDATION TYPE Total
7 – TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Corporate Taxpayer´s ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 – APPROVAL	4 - TYPE	5 – DATE OF PAYMENT	6 – TYPE OF SHARE	7 - AMOUNT PER SHARE
01	AG0/E	4/28/2006	Dividend	5/8/2006	Common	0.4967400000
02	AGO/E	4/28/2006	Interest on Own Capital	5/8/2006	Common	1.0077300000
03	RCA	6/23/2006	Dividend	6/30/2006	Common	1.6121900000
04	RCA	8/03/2006	Dividend	8/10/2006	Common	1.2936380000

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (In thousands of reais)	4 - AMOUNT OF CHANGE (In thousands of reais)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (thousand)	8 - SHARE PRICE WHEN ISSUED (in reais)

01.10 - INVESTOR RELATIONS OFFICER

1 – DATE	2 – SIGNATURE

02.01 - BALANCE SHEET - ASSETS (in thousands of reais)

1-CODE	2- DESCRIPTION	3- 9/30/2006	4- 6/30/2006
1	Total Assets	25,051,092	24,667,334
1.01	Current Assets	5,978,372	5,603,694
1.01.01	Cash and Cash Equivalents	69,697	43,378
1.01.02	Credits	1,518,533	935,404
1.01.02.01	Domestic Market	816,128	597,337
1.01.02.02	Foreign Market	793,604	418,556
1.01.02.03	Allowance for Doubtful Accounts	(91,199)	(80,489)
1.01.03	Inventories	1,557,134	1,625,502
1.01.04	Other	2,833,008	2,999,410
1.01.04.01	Marketable Securities	1,203,225	1,528,252
1.01.04.02	Income Tax and Social Contribution Recoverable	30,018	26,726
1.01.04.03	Deferred Income Tax	227,009	247,175
1.01.04.04	Deferred Social Contribution	67,836	54,796
1.01.04.05	Proposed Dividends Receivable	32,755	49,277
1.01.04.06	Prepaid Expenses	29,966	63,080
1.01.04.07	Required Insurance	924,377	636,226
1.01.04.08	Other	317,822	393,878
1.02	Long-Term Assets	1,436,975	1,350,912
1.02.01	Sundry Credits	29,641	29,575
1.02.01.01	Loans ELETROBRÁS	29,641	29,575
1.02.02	Credits with Related Parties	239,146	220,918
1.02.02.01	Affiliates	0	0
1.02.02.02	Subsidiaries	239,146	220,918
1.02.02.03	Other Related Parties	0	0
1.02.03	Other	1,168,188	1,100,419
1.02.03.01	Deferred Income Tax	416,521	362,738
1.02.03.02	Deferred Social Contribution	101,951	94,323
1.02.03.03	Judicial Deposits	341,036	341,036
1.02.03.04	Marketable Securities Receivable	39,305	41,574
1.02.03.05	Marketable Securities	125,673	125,660
1.02.03.06	PIS/PASEP Recoverable	28,774	28,308
1.02.03.07	Prepaid Expenses	33,592	34,885
1.02.03.08	Other	81,336	71,895
1.03	Permanent Assets	17,635,745	17,712,728
1.03.01	Investments	5,449,106	5,400,580
1.03.01.01	In Affiliates	0	0
1.03.01.02	In Subsidiaries	5,449,106	5,400,580
1.03.01.03	Other Investments	0	0
1.03.02	Property, Plant and Equipment	12,026,372	12,139,383
1.03.02.01	In Operation, Net	11,188,446	11,304,057
1.03.02.02	In Construction	693,873	691,331
1.03.02.03	Land	144,053	143,995
1.03.03	Deferred Charges	160,267	172,765

02.02 - BALANCE SHEET - LIABILITIES (in thousands of reais)

1- CODE	2- DESCRIPTION	3- 9/30/2006	4- 6/30/2006
2	Total Liabilities	25,051,092	24,667,334
2.01	Current Liabilities	6,328,788	6,016,224
2.01.01	Loans and Financing	2,760,731	2,778,807
2.01.02	Debentures	720,811	715,456
2.01.03	Suppliers	1,345,541	1,086,213
2.01.04	Taxes, Charges and Contributions	545,602	531,565
2.01.04.01	Salaries and Social Contributions	77,753	67,468
2.01.04.02	Taxes Payable	322,753	280,055
2.01.04.03	Deferred Income Tax	106,688	135,325
2.01.04.04	Deferred Social Contribution	38,408	48,717
2.01.05	Dividends Payable	133,893	92,342
2.01.06	Provisions	50,063	38,990
2.01.06.01	Contingencies	50,063	38,990
2.01.07	Debt with Related Parties	0	0
2.01.08	Other	772,147	772,851
2.01.08.01	Accounts Payable - Subsidiaries	651,310	661,003
2.01.08.02	Other	120,837	111,848
2.02	Long-Term Liabilities	12,006,041	11,968,959
2.02.01	Loans and Financing	5,204,703	5,312,903
2.02.02	Debentures	892,630	890,196
2.02.03	Provisions	5,361,456	5,244,600
2.02.03.01	Contingencies	3,608,567	3,452,621
2.02.03.02	Judicial Deposits	(317,226)	(309,453)
2.02.03.03	Deferred Income Tax	1,522,143	1,545,171
2.02.03.04	Deferred Social Contribution	547,972	556,261
2.02.04	Debts with Related Parties	0	0
2.02.05	Other	547,252	521,260
2.02.05.01	Allowance for Losses in Investments	102,955	94,273
2.02.05.02	Accounts Payable - Subsidiaries	52,493	94,278
2.02.05.03	Provision for Pension Fund	271,804	255,715
2.02.05.04	Other	120,000	76,994
2.03	Deferred Income	0	0
2.05	Shareholders’ Equity	6,716,263	6,682,151
2.05.01	Paid-In Capital Stock	1,680,947	1,680,947
2.05.02	Capital Reserve	23,248	23,248
2.05.03	Revaluation Reserve	4,337,850	4,398,642
2.05.03.01	Own Assets	4,337,497	4,398,289
2.05.03.02	Subsidiaries/Affiliates	353	353
2.05.04	Profit Reserve	297,079	297,079
2.05.04.01	Legal	336,189	336,189
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized Income	0	0
2.05.04.05	Income Retention	0	0
2.05.04.06	Special For Non-Distributed Dividends	0	0
2.05.04.07	Other Profit Reserve	(39,110)	(39,110)
2.05.04.07.01	From Investments	637,611	637,611
2.05.04.07.02	Treasury Shares	(676,721)	(676,721)

1- CODE	2- DESCRIPTION	3- 9/30/2006	4- 6/30/2006
2.05.05	Retained Earnings/Accumulated Loss	377,139	282,235

03.01 – STATEMENT OF INCOME (in thousands of reais)

1- CODE	2- DESCRIPTION	3- 7/1/2006 to 9/30/2006	4- 1/1/2006 to 9/30/2006	5- 7/1/2005 to 9/30/2005	6- 1/1/2005 to 9/30/2005
3.01	Gross Revenue from Sales and/or Services	2,598,645	6,272,365	2,219,569	8,030,429
3.02	Gross Revenue Deductions	(503,733)	(1,276,836)	(418,926)	(1,622,679)
3.03	Net Revenue from Sales and/or Services	2,094,912	4,995,529	1,800,643	6,407,750
3.04	Cost of Goods and/or Services Sold	(1,356,242)	(3,516,488)	(1,075,699)	(3,438,714)
3.04.01	Depreciation, Depletion and Amortization	(195,786)	(587,069)	(192,358)	(574,716)
3.04.02	Other	(1,160,456)	(2,929,419)	(883,341)	(2,863,998)
3.05	Gross Profit	738,670	1,479,041	724,944	2,969,036
3.06	Operating Income/Expenses	(262,901)	(116,748)	(67,618)	(723,266)
3.06.01	Selling	(80,719)	(208,731)	(64,747)	(195,389)
3.06.01.01	Depreciation and Amortization	(2,434)	(7,102)	(2,007)	(6,275)
3.06.01.02	Other	(78,285)	(201,629)	(62,740)	(189,114)
3.06.02	General and Administrative	(70,942)	(188,215)	(48,722)	(156,639)
3.06.02.01	Depreciation and Amortization	(3,627)	(10,819)	(3,715)	(11,979)
3.06.02.02	Other	(67,315)	(177,396)	(45,007)	(144,660)
3.06.03	Financial	(312,035)	(593,288)	62,253	212,956
3.06.03.01	Financial Income	(61,719)	(413,787)	(237,615)	(492,406)
3.06.03.02	Financial Expenses	(250,316)	(179,501)	299,868	705,362
3.06.03.02.01	Foreign Exchange and Monetary Variation, net	60,652	543,402	440,908	1,364,301
3.06.03.02.02	Financial Expenses	(310,968)	(722,903)	(141,040)	(658,939)
3.06.04	Other Operating Income	257,811	943,623	12,311	17,341
3.06.05	Other Operating Expenses	(92,233)	(213,675)	100,883	43,576
3.06.06	Equity pick-up	35,217	143,538	(129,596)	(645,111)
3.07	Operating Income	475,769	1,362,293	657,326	2,245,770
3.08	Non-Operating Income	1,253	1,227	2,466	(4,017)

1- CODE	2- DESCRIPTION	3- 7/1/2006 to 9/30/2006	4- 1/1/2006 to 9/30/2006	5- 7/1/2005 to 9/30/2005	6- 1/1/2005 to 9/30/2005
3.08.01	Income	1,253	8,532	1	3
3.08.02	Expenses	0	(7,305)	2,465	(4,020)
3.09	Income before Taxes/Participations	477,022	1,363,520	659,792	2,241,753
3.10	Provision for Income Tax and Social Contribution	(192,932)	(241,961)	(147,634)	(830,194)
3.11	Deferred Income Tax	124,549	(44,603)	(49,453)	105,352
3.11.01	Deferred Income Tax	85,281	(71,241)	(50,946)	45,796
3.11.02	Deferred Social Contribution	39,268	26,638	1,493	59,556
3.12	Statutory Participations/Contributions	0	0	0	0
3.12.01	Participations	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Own Capital	0	0	0	0
3.15	Income/ Loss for the Period	408,639	1,076,956	462,705	1,516,911
	OUTSTANDING SHARES, EX-TREASURY (in thousands)	257,413	257,413	264,431	264,431
	EARNINGS PER SHARE	1.58748	4.18377	1.74981	5.73651
	LOSS PER SHARE

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION		Accounting Practices
QUARTERLY INFORMATION	Date: 9/30/2006	Adopted in Brazil
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

04.01 – NOTES TO THE FINANCIAL STATEMENTS

(In thousands of Brazilian reais – R$, unless otherwise indicated)

1. OPERATING CONTEXT

Companhia Siderúrgica Nacional (“CSN”) is engaged in the production of flat steel products, its main industrial complex being the Presidente Vargas Steelworks (“UPV”) located in the City of Volta Redonda, State of Rio de Janeiro.

CSN is engaged in the mining of iron ore, limestone and dolomite, in the State of Minas Gerais and tin in the State of Rondônia to meet the needs of “UPV”, and maintains strategic investments in railroad, electricity and ports, to optimize its activities, and is implementing the cement manufacturing and selling project.

To be closer to customers and win additional markets on a global level, CSN has, in Brazil, a steel distributor, two metal package plants, one for the manufacture of two-piece steel cans, besides a galvanized steel plant in the South of Brazil to supply home appliances and another in the Southeast supplying the automotive industry. Abroad, the Company has a rolling mill in Portugal and another mill in the United States.

2. PRESENTATION OF THE FINANCIAL STATEMENTS

In compliance with the configuration of the form of the Quarterly Information, the Statements of Changes in Financial Position and of Cash Flows of the parent company and consolidated are presented in the item “Other information considered material by the Company”. Some information of the second quarter was reclassified for comparison purposes with the data of the current quarter.

3. SIGNIFICANT ACCOUNTING PRACTICES

The Financial Statements were prepared in conformity with the accounting practices adopted in Brazil, as well as with the accounting standards and pronouncements established by the Brazilian Securities Commission.

(a) Statement of Income

The results of operations are determined on an accrual basis.

(b) Marketable securities

The investment funds have daily liquidity and have their assets valued at market as per instructions of the Central Bank of Brazil and CVM, since the Company considers these investments as securities retained for trading.

Fixed income securities and financial investments abroad are recorded at cost plus yields accrued through the balance sheet date, and do not exceed the market value.

(c) Allowance for doubtful accounts

The allowance for doubtful accounts has been set up in an amount which, in the opinion of Management, suffices to absorb any losses that might be incurred in realizing accounts receivable.

(d) Inventories

Inventories are stated at their average cost of acquisition or production and on-going imports are recorded at their cost of acquisition, provided that they do not exceed their market or realization values.

(e) Other current and long-term assets

Other current and long-term assets are presented at their realization value, including, when applicable, income earned to the balance sheet date or, in the case of prepaid expenses, at cost.

(f) Investments

Investments in subsidiaries and jointly owned subsidiary companies are recorded by the equity accounting method, adjusted for any amortizable goodwill, if applicable. Other permanent investments are recorded at acquisition cost.

(g) Property, plant and equipment

The property, plant and equipment of the parent company is presented at market or replacement values, based on appraisal reports conducted by independent expert appraisal firms, as permitted by Deliberation #288 issued by the Brazilian Securities Commission on December 3, 1998. Depreciation is computed by the straight-line method, based on the remaining economic useful lives of the assets after revaluation. Depletion of the iron mine – Casa de Pedra is calculated on the basis of the quantity of iron ore extracted, and interest charges related to capital funding for construction in progress are capitalized for as long as the projects remain unconcluded.

(h) Deferred charges

The deferred charges are comprised of expenses incurred for development and implantation of projects that should generate a payback to the Company in the next few years, with the amortization applied on a straight-line basis based on the period foreseen for the economic return on the above projects.

(i) Current and long-term liabilities

These are stated at their known or estimated values, including, when applicable, accrued charges, monetary and foreign exchange variation incurred up to the balance sheet date.

(j) Employees’ benefit

In accordance with Deliberation #371, issued by the Brazilian Securities Commission, on

December 13, 2000, the Company decided to record the respective actuarial liabilities as from January 1, 2002, in accordance with the above-mentioned reported deliberation and based on studies by independent actuaries.

(k) Income Tax and Social Contribution

Income tax and social contribution on net income are calculated based on their effective tax rates and consider the tax loss carryforward and negative basis of social contribution limited to 30%, to compute the tax liability. Tax credits are set up for deferred taxes on tax losses, negative basis of social contribution on net income and on temporary differences.

(l) Derivatives

The derivatives operations are recorded in accordance with the characteristics of the financial instruments. Swap operations are recorded based on the operations’ net results, which are booked monthly in line with the contractual conditions.

Exchange options are adjusted monthly to market value whenever the position shows a loss. These losses are recognized as Company’s liability with the corresponding entry in the financial results. Options traded through exclusive funds are adjusted to market and futures contracts have their positions adjusted to market daily by the Futures and Commodities Exchange (“BM&F”) with recognition of gains and losses directly in results.

(m) Treasury Shares

As established by CVM Instruction 10/80, treasury shares are recorded at acquisition cost.

(n) Estimates

Pursuant to the accounting practices followed in Brazil, the preparation of the Financial Statements requires the Company’s Management to make estimates and assumptions related to the assets and liabilities reported, the disclosure of contingent assets and liabilities on the balance sheet date and the amount of income and expenses during the year. The end results may differ from these estimates.

4. CONSOLIDATED FINANCIAL STATEMENTS

The consolidated Financial Statements for the quarters ended September 30, 2006 and June 30, 2006 include the following direct and indirect subsidiaries and jointly-owned subsidiaries:

		Ownership interest
	Currency	(%)

Companies	of origin	9/30/2006	6/30/2006	Main activities

Direct investment: full consolidation
CSN Energy	US$	100.00	100.00	Equity interest
CSN Export	US$	100.00	100.00	Financial operations and trading
CSN Islands VII	US$	100.00	100.00	Financial operations
CSN Islands VIII	US$	100.00	100.00	Financial operations
CSN Islands IX	US$	100.00	100.00	Financial operations
CSN Islands X	US$	100.00	100.00	Financial operations
CSN Overseas	US$	100.00	100.00	Financial operations
CSN Panama	US$	100.00	100.00	Financial operations and equity interest
CSN Steel	US$	100.00	100.00	Financial operations and equity interest
CSN I	R$	100.00	100.00	Equity interest
Estanho de Rondônia - ERSA	R$	99.99	100.00	Mining
Cia. Metalic Nordeste	R$	99.99	99.99	Package production
Indústria Nacional de Aços Laminados - INAL	R$	99.99	99.99	Steel products service center
CSN Cimentos	R$	99.99	99.99	Cement production
Inal Nordeste	R$	99.99	99.99	Steel products service center
CSN Energia	R$	99.90	99.90	Trading of electricity
Sepetiba Tecon	R$	20.00	20.00	Maritime port services
GalvaSud	R$	15.29	15.29	Steel industry

Direct investment: proportionate
consolidation
Companhia Ferroviária do Nordeste (CFN)	R$	45.78	49.99	Railroad transportation
Itá Energética	R$	48.75	48.75	Electricity Generation
MRS Logística	R$	32.93	32.93	Railroad transportation

Indirect investment: full consolidation
CSN Aceros	US$	100.00	100.00	Equity interest
CSN Cayman	US$	100.00	100.00	Financial operations and trading
CSN Iron	US$	100.00	100.00	Financial operations
CSN LLC	US$	100.00	100.00	Steel industry
CSN LLC Holding	US$	100.00	100.00	Equity interest
CSN LLC Partner	US$	100.00	100.00	Equity interest
Energy I	US$	100.00	100.00	Equity interest
Tangua	US$	100.00	100.00	Equity interest
Jaycee	EUR	100.00	100.00	Financial operations and equity interest
Cinnabar	EUR	100.00	100.00	Financial operations and equity interest
Lusosider	EUR	100.00		Steel industry
Cia Metalúrgica Prada	R$	100.00	100.00	Package production
GalvaSud	R$	84.71	84.71	Steel industry
Sepetiba Tecon	R$	80.00	80.00	Maritime port services
Indirect investment: proportionate
consolidation
Lusosider	EUR		50.00	Steel industry

The Financial Statements prepared in US dollars and in Euros were translated at the exchange rate in effect on September 30, 2006 – R$/US$2.1742 (R$/US$2.1643 on June 30, 2006) and EUR/US$1.2683 (EUR/US$1.2790 on June 30, 2006).

The gains and losses from this translation were accounted for in the income statements of the related periods, as equity accounting in the parent company and exchange variation in the consolidated entity. These financial statements were prepared applying the same accounting principles as those applied by the parent company.

In the preparation of the consolidated financial statements, the consolidated intercompany balances were eliminated, such as intercompany investments, equity accounting, asset and liability balances, revenues and expenses and unrealized profits resulting from operations among these companies.

Pursuant to the CVM Instruction #408/04 the Company consolidates the financial statements of the exclusive investment funds.

The reference date for the subsidiaries’ and jointly-owned subsidiaries’ financial statements coincides with that of the parent company, except for the financial statements of the subsidiary ERSA, whose reference date is June 30, 2006.

The reconciliation between shareholders’ equity and net income for the period of the parent company and consolidated is as follows:

	Shareholder's Equity		Net income in the period

	9/30/2006	6/30/2006	9/30/2006	9/30/2005

Parent Company	6,716,263	6,682,151	1,076,956	1,516,911
Elimination of profits on
inventories	(92,459)	(18,099)	7,154	136,016

Consolidated	6,623,804	6,664,052	1,084,110	1,652,927

5. RELATED PARTY TRANSACTIONS

a) Assets

Companies	Accounts receivable	Marketable securities	Mutual	Debentures	Dividends receivable	Advance for future capital increase	Advanceto suppliers	Total

CSN Cayman	11,317							11,317
CSN Export	748,658							748,658
CSN LLC	16,401							16,401
Jaycee	73,269							73,269
Sepetiba Tecon	440			36,000		62,785	3	99,228
Cia. Metalic Nordeste	1,768							1,768
INAL Nordeste	11,223							11,223
CFN	27		97,679			21,369		119,075
GalvaSud	1,338							1,338
INAL	121,639							121,639
MRS Logística					32,755			32,755
Exclusive Funds		252,835						252,835
Cia. Metalúrgica Prada	63,153							63,153
CSN Cimentos			9,940			16,385		26,325
CBS Previdência	6							6

9/30/2006	1,049,239	252,835	107,619	36,000	32,755	100,539	3	1,578,990

6/30/2006	586,946	607,160	94,583	36,000	49,277	95,607	976	1,470,549

b) Liabilities

Companies	Loans and financing				Derivatives	Accounts payable	Suppliers		Total

	Prepayment	Fixed Rate Notes(2)	Loans from Investees	Intercompany Bonds(2)	Swap	Mutual (1) / intercompany accounts	Investees’ Inventories	Other

CSN Export	1,154,909					11,657			1,166,566
CSN Iron				1,343,868					1,343,868
Cinnabar	397,203		70,032			43,486			510,721
Jaycee			22,434			329,336			351,770
CSN Islands VII		586,325			15,485				601,810
CSN Islands VIII		1,105,858			124,608	1,997			1,232,463
CSN Steel	1,251,403	671,121				285,480			2,208,004
GalvaSud								18,205	18,205
MRS Logística								29,600	29,600
INAL								162	162
INAL Nordeste							7,279		7,279
CSN Energia						22,586			22,586
CBS Previdência								271,804	271,804
Sepetiba Tecon								57	57
Ersa								928	928
Other (*)								20	20

9/30/2006	2,803,515	2,363,304	92,466	1,343,868	140,093	694,542	7,279	320,776	7,765,843

6/30/2006	2,930,504	2,422,115	90,399	1,308,125	75,806	731,920	14,475	267,132	7,840,476

These operations were carried out under conditions considered by the Company’s management as normal market terms and/or effective legislation for similar cases, being the main ones highlighted below:

(1)	Information referring to loan agreements with related parties.
Jaycee (part): annual Libor + 3% p.a. with indeterminate maturity.
Jaycee (part): Libor + 2.5% p.a. with maturity on 9/15/2011.
Cinnabar (part): semiannual Libor + 3% p.a. with indeterminate maturity and IGPM + 6% p.a. with indeterminate maturity.
CSN Export: Euribor + 0.5% p.a. with indeterminate maturity.

(2)	Contracts in US$ - CSN Iron: interest of 9.125% p.a. with maturity on 6/1/2007.
Contracts in Yen - CSN Islands VII: interest of 7.3% and 7.75% p.a. with maturity on 9/12/2008.
CSN Islands VIII: interest of 5.65% p.a. with maturity on 12/15/2013.
CSN Steel: interest of 1.5% p.a. with maturity on 7/13/2010.
(*) OTHER: CFN, Prada, Fundação CSN and Metalic.

c) Results

Companies	Income			Expenses

	Products and services	Interest and monetary and exchange variation	Total	Products and services	Interest and monetary and exchange variation	Other	Total

CSN Export	1,068,697	(38,854)	1,029,843	859,352	(39,349)		820,003
CSN Iron					(8,249)		(8,249)
Cinnabar					708		708
Jaycee		(7,429)	(7,429)		(26,990)		(26,990)
Cia. Metalúrgica Prada	84,087		84,087	24,456			24,456
CSN Islands VII		(14,376)	(14,376)
CSN Islands VIII		(33,399)	(33,399)		(13,271)		(13,271)
CSN Panama					(35,362)		(35,362)
CSN Steel					(94,140)		(94,140)
Itá Energética				63,953			63,953
GalvaSud	108,779		108,779	162,545			162,545
INAL	508,138		508,138	289,764			289,764
INAL Nordeste	18,698		18,698	16,379			16,379
Cia. Metalic Nordeste	36,631		36,631	24,023			24,023
MRS Logística	86		86	131,148			131,148
Exclusive Funds		(447,643)	(447,643)
ERSA				19,974			19,974
CBS Previdência						99,499	99,499
Sepetiba Tecon				22,661			22,661
CFN		9,500	9,500
Fundação CSN				4,645			4,645

9/30/2006	1,825,116	(532,201)	1,292,915	1,618,900	(216,653)	99,499	1,501,746

9/30/2005	2,266,435	(816,355)	1,450,080	1,754,177	(1,106,617)	68,903	716,463

Purchase trade transactions, sale of products and inputs and contracting of services with subsidiaries are performed under usual conditions applicable to non-related parties.

6. CASH AND CASH EQUIVALENTS AND MARKETABLE SECURITIES

	Consolidated		Parent Company

	9/30/2006	6/30/2006	9/30/2006	6/30/2006

Current
Cash and Cash Equivalents
Cash and Banks	159,026	156,528	69,697	43,378

Financial Investments
In the country:
Exclusive investment funds			252,835	607,160
Brazilian government securities	485,278	945,046
Fixed income and debentures (net of provision for
probable losses and withholding income tax)	464,730	456,045	45,115	43,576
Derivatives	850	5,264

	950,858	1,406,355	297,950	650,736

Abroad:
Time Deposit	647,670	1,222,289	12,940	12,874
Fixed income	892,335	864,642	892,335	864,642
Derivatives	467,664	548,949

	2,007,669	2,635,880	905,275	877,516

Total Financial Investments	2,958,527	4,042,235	1,203,225	1,528,252

Total cash and cash equivalents and financial
investments	3,117,553	4,198,763	1,272,922	1,571,630

Long-term
Investment abroad	54,355	54,108
Fixed income and debentures (net of provision for
probable losses and withholding income tax)	89,673	89,660	125,673	125,660

	144,028	143,768	125,673	125,660

Total cash and cash equivalents and financial
investments	3,261,581	4,342,531	1,398,595	1,697,290

The Company’s management invests financial resources in the country basically in exclusive investment funds, whose most money is invested in purchase and sale commitments pegged to Brazilian government securities, with immediate liquidity. Additionally, a significant portion of the Company’s and its subsidiaries’ financial resources abroad is invested in Time Deposits, with first-tier banks, and Austrian Government securities.

7. ACCOUNTS RECEIVABLE

	Consolidated		Parent Company

	9/30/2006	6/30/2006	9/30/2006	6/30/2006

Domestic market
Subsidiaries			199,594	121,549
Other customers	976,052	794,519	616,534	475,788

	976,052	794,519	816,128	597,337
Foreign market
Subsidiaries			849,644	465,397
Other customers	464,144	237,791	4,837	13,759
Advance on Export Contracts (ACE)			(60,877)	(60,600)

	464,144	237,791	793,604	418,556
Allowance for doubtful accounts	(129,321)	(115,322)	(91,199)	(80,489)

	1,310,875	916,988	1,518,533	935,404

8. INVENTORIES

		Consolidated	Parent Company

	9/30/2006	6/30/2006	9/30/2006	6/30/2006

Finished products	491,821	371,461	286,411	211,622
Work in process	473,662	458,315	339,410	383,652
Raw materials	894,723	952,187	546,278	679,722
Supplies	448,004	416,383	363,066	342,274
Imports in transit	22,679	4,900	20,520	2,801
Provision for losses	(3,337)	(1,826)	(1,188)	(973)
Other	94,462	70,079	2,637	6,404

	2,422,014	2,271,499	1,557,134	1,625,502

9. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

		Consolidated	Parent Company

	9/30/2006	6/30/2006	9/30/2006	6/30/2006

Current assets
Income tax	303,237	275,338	227,009	247,175
Social contribution	95,356	64,931	67,836	54,796

	398,593	340,269	294,845	301,971

Long-term assets
Income tax	452,228	392,250	416,521	362,738
Social contribution	122,173	105,054	101,951	94,323

	574,401	497,304	518,472	457,061

Current liabilities
Income tax	106,688	135,325	106,688	135,325
Social contribution	38,408	48,717	38,408	48,717

	145,096	184,042	145,096	184,042

Long-term liabilities
Income tax	1,539,367	1,562,982	1,522,143	1,545,171
Social contribution	554,146	562,635	547,972	556,261

	2,093,513	2,125,617	2,070,115	2,101,432

	9/30/2006	9/30/2005	9/30/2006	9/30/2005

Income
Income tax	(37,305)	8,831	(71,241)	45,796
Social contribution	38,951	46,250	26,638	59,556

	1,646	55,081	(44,603)	105,352

The deferred income tax and social contribution of the parent company are shown as follows:

	9/30/2006				6/30/2006

	Income tax		Social contribution		Income tax		Social contribution

	Current	Long- term	Current	Long- term	Current	Long- term	Current	Long- term

Assets
Non deductible provisions	188,434	283,198	67,836	101,951	152,210	262,008	54,796	94,323
Taxes under litigation		103,679				100,730
Tax losses	38,575				94,965
Other		29,644

	227,009	416,521	67,836	101,951	247,175	362,738	54,796	94,323

Liabilities
Income tax and social
contribution on revaluation
reserve	93,000	1,522,143	33,480	547,972	93,000	1,545,171	33,480	556,261
Other	13,688		4,928		42,325		15,237

	106,688	1,522,143	38,408	547,972	135,325	1,545,171	48,717	556,261

Deferred income tax arising from tax losses was set up based on CSN’s historical profitability and on projections of future profitability duly approved by the Company’s management bodies and the balance must be offset by the Company in 2006.

Following is the reconciliation between the income tax and social contribution of the parent company and the application of the effective rate on net income before Income tax (IRPJ) and Social Contribution (CSL) for the period ended September 30, 2006:

		9/30/2006		9/30/2005

	Income	Social	Income	Social
	tax	contribution	tax	contribution

Income before income tax and social contribution	1,363,520	1,363,520	2,241,753	2,241,753
( - ) Total interest on own capital expense	(132,160)	(132,160)	(184,176)	(184,176)

Income before income tax and social contribution - adjusted	1,231,360	1,231,360	2,057,577	2,057,577
- Tax rate	25%	9%	25%	9%

Total	(307,840)	(110,822)	(514,394)	(185,182)
Adjustments to reflect the effective rate:
Equity pick-up	58,645	21,112	(145,496)	(52,379)
Income from foreign subsidiaries	(13,688)	(4,928)	90,240	32,486
“Summer Plan” (Brazilian economic plan) effects	27,820	21,442
Other permanent additions (deductions)	24,680	(2,985)	39,039	10,844

Company's current and deferred income tax and social
contribution	(210,383)	(76,181)	(530,611)	(194,231)

Consolidated current and deferred income tax and social
contribution	(291,117)	(95,364)	(644,522)	(228,528)

10. INVESTMENTS

a) Direct investments in subsidiaries and jointly-owned subsidiaries

	9/30/2006					6/30/2006

Companies	Number of shares		Direct investment %	Net income (loss) for the quarter	Shareholder's equity (unsecured)	Direct investment %	Net income (loss) for the quarter	Shareholder's equity (unsecured)

	Common	Preferred

Steel
GalvaSud	11,801,406,867		15.29	27,038	581,671	15.29	13,765	554,633
INAL	421,408,393		99.99	12,217	619,859	99.99	9,650	607,642
Cia. Metalic Nordeste	87,868,185	4,424,971	99.99	4,054	112,715	99.99	2,752	108,660
INAL Nordeste	37,800,000		99.99	1,089	31,439	99.99	957	30,350
CSN I	9,996,751,600	1,200	100.00	37,294	590,487	100.00	4,648	553,193
CSN Steel	480,726,588		100.00	(114,448)	1,204,998	100.00	18,326	1,314,733
CSN Overseas	7,173,411		100.00	18,529	1,039,881	100.00	10,648	1,016,847
CSN Panama	4,240,032		100.00	17,763	392,017	100.00	2,045	372,514
CSN Energy	3,675,319		100.00	(5,613)	397,583	100.00	(3,946)	401,009
CSN Export	31,954		100.00	3,453	97,378	100.00	173	93,527
CSN Islands VII	1,000		100.00	412	758	100.00	347	347
CSN Islands VIII	1,000		100.00	26	4,283	100.00	287	4,246
CSN Islands IX	1,000		100.00	(1,648)	11,907	100.00	(6,791)	13,434
CSN Islands X	1,000		100.00	(1,231)	(25,160)	100.00	(1,231)	(23,828)

Logistics
Itá Energética	520,219,172		48.75	7,641	567,018	48.75	7,791	559,377
MRS Logistica	188,332,667	151,667,333	32.93	178,041	1,020,154	32.93	114,485	842,113
CFN	118,939,957		45.78	(15,913)	(79,063)	49.99	(17,457)	(69,919)
Sepetiba Tecon	62,220,270		20.00	35,164	33,227	20.00	5,178	(1,937)
CSN Energia	1,000		99.90	1,286	53,414	99.90	209	208,479

Mining
ERSA	34,236,307		99.99		22,073	100.00	1,589	22,073

Cement
CSN Cimentos	376,337		99.99	(6,495)	(41,597)	99.99	(8,284)	(35,102)

b) Change in Investments

	6/30/2006		9/30/2006

Companies	Initial investment balance	Balance of provision for losses	Addition (write-off)	Equity pick-up	Goodwill amortization(1)	Final investment balance	Provision for losses

Steel
GalvaSud	84,804			4,134		88,938
INAL	607,641			12,217		619,858
Cia. Metalic Nordeste	158,429			4,054	(8,297)	154,186
INAL Nordeste	30,350			1,089		31,439
CSN I	553,193			37,294		590,487
CSN Steel	1,314,733			(109,736)		1,204,997
CSN Overseas	1,016,847			23,035		1,039,882
CSN Panama	372,514			19,503		392,017
CSN Energy	401,009			(3,709)		397,300
CSN Export	93,527			3,851		97,378
CSN Islands VII	347			411		758
CSN Islands VIII	4,246			37		4,283
CSN Islands IX	13,435			(1,528)		11,907
CSN Islands X		(23,828)		(1,332)			(25,160)

	4,651,075	(23,828)		(10,680)	(8,297)	4,633,430	(25,160)
Logistics
Itá Energética	272,696			3,725		276,421
MRS Logistica	277,322			58,632		335,954
CFN (3)		(34,955)	4,627	(5,870)			(36,198)
Sepetiba Tecon		(387)		7,033		6,646
CSN Energia	115,184			1,226		116,410

	665,202	(35,342)	4,627	64,746		735,431	(36,198)
Mining
ERSA	84,303				(4,058)	80,245

	84,303				(4,058)	80,245
Cement
CSN Cimentos		(35,103)		(6,494)			(41,597)

		(35,103)		(6,494)			(41,597)

	5,400,580	(94,273)	4,627	47,572	(12,355)	5,449,106	(102,955)

(1) This comprises the balance of the parent company’s equity in the earnings of subsidiary and associated companies. The balances of consolidated goodwill are shown in item (d) of this note.
(2) The addition of R$4,627 refers to the capitalization of funds by the Company in the amount of R$3,377 and a gain on the ownership percentage in the amount of R$1,250.

c) Additional Information on the main investees

• GalvaSud

Incorporated in 1998, GalvaSud started its operations in December 2000 and operates a galvanization line by hot immersion, a blank cut line and a weld laser line directed to the automotive industry, and it also operates service centers for steel product processing.

On June 22, 2004, the subsidiary CSN I subscribed 8,262,865,920 common shares of GalvaSud’s capital, paid with credits related to the full payment of all financial debts of the Company, and also acquired the totality of shares held by Thyssen-Krupp Stahl AG, which on that date was the holder of 49% of the stake in GalvaSud.

CSN is the holder of a 15.29% participation on a direct basis and of an 84.71% participation on an indirect basis of GalvaSud’s capital stock, by means of its wholly-owned subsidiary CSN I.

• Itá Energética

Itasa (Itá Energética S.A.) holds a 60.5% stake in the Consortium Itá created for the exploration of Itá Hydroelectric Plant pursuant to the concession agreement as of December 28, 1995, and its addendum #1 dated as of July 31, 2000 and entered into between the consortium holders (Itasa and Centrais Geradora do Sul do Brasil - Gerasul, former name of Tractebel Energia S.A.) and the Brazilian Agency of Electric Energy - ANEEL.

CSN holds 48.75% of the subscribed capital corresponding to 48.75% of the total of common shares issued by Itasa, a Special Purpose Entity originally organized to make feasible the construction of UHE Itá, the contracting of supply of goods and services necessary to carry out the venture and the obtaining of financing by offering the corresponding guarantees.

• Indústria Nacional de Aços Laminados – INAL

Company based in Araucária, State of Paraná, with establishments in the States of São Paulo, Rio de Janeiro, Paraná, Rio Grande do Sul, Pernambuco and Minas Gerais, aims to reprocess and act as distributor of CSN’s steel products, acting as a service and distribution center.

• Cia Metalic Nordeste

Cia. Metalic Nordeste, acquired in 2002, is a company based in Maracanaú, State of Ceará, which has as main objective the manufacturing of two-piece steel cans and investment in other companies.

• MRS Logística

The Company’s main objective is to explore and develop cargo railroad public transport for the Southeast network.

MRS transports to Usina Presidente Vargas (UPV) steelworks in Volta Redonda the iron ore from Casa de Pedra and raw material imported through Sepetiba Port. It also links the UPV steelworks to the Rio de Janeiro and Santos ports and also to other load terminals in the State of São Paulo, CSN’s principal market.

• CFN

Acquired in 1997 through a privatization auction, it has as its main objective the exploration and development of the cargo railroad public transport service for the Northeast network.

In 2006 the merger of Transnodestina into CFN was authorized, which allowed CFN to concentrate its activities and that of its subsidiary, Transnordestina, into one single company. Besides, as a result of that merger, BNDESPar became holder of a direct investment in CFN, thus allowing money from FINOR (Northeast Investment Fund) to be used in the construction of the “Transnordestina” project.

This company is in the process of registration with the Brazilian Securities Commission (CVM).

• Sepetiba Tecon

Acquired in 1998, through a privatization auction, its objective is to exploit the No.1 Containers Terminal of the Sepetiba Port, located in Itaguaí, State of Rio de Janeiro. This terminal is connected to Presidente Vargas Plant by the Southeast railroad network.

• CSN Energia

Incorporated in 1999, with the main objective of distributing and trading the excess of electric energy generated by CSN and by companies, consortiums or other entities in which CSN holds an interest in.

The Company maintains a balance receivable related to the energy sale trade under the scope of the Electric Power Trade Chamber (“Câmara de Comercialização de Energia Elétrica”) –CCEE, in the amount of R$79,040 on September 30, 2006 (R$82,541 on June 30, 2006), out of which R$10,431 is provisioned with the existence of judicial collection to defaulting customers.

From the balance receivable on September 30, 2006, the amount of R$59,129 (R$59,129 on June 30, 2006) is due by concessionaires with injunctions suspending the corresponding payments. The Company’s Management understands that an allowance for doubtful accounts is not necessary in view of the judicial measures taken by the industry official entities.

• CSN Cimentos

In March 2005, the company previously named FEM – Projetos, Construções e Montagens changed its name to CSN Cimentos. Based in Volta Redonda, State of Rio de Janeiro, it is a business under implementation which will have as main purpose the production and trading of cement and it will use the blast furnace slag from the production of pig iron for the production of clinker, raw material of cement.

• ERSA – Estanho de Rondônia

Acquired in April 2005 for R$100,000, the Company, which is based in the State of Rondônia, has as its main purpose the extraction and processing of tin, which is one of the main raw materials used in CSN for the production of tin plates. In such acquisition, the Company recorded goodwill, as shown in item (d) of the present note.

• INAL Nordeste

In March 2005, the Company previously named CSC – Companhia Siderúrgica do Ceará changed its name to INAL Nordeste. Based in Camaçari, State of Bahia, the Company has as main purpose to reprocess and distribute CSN’s steel products, operating as a service and distribution center in the Northeast region.

• Cia Metalúrgica Prada

Acquired in June 2006 through the parent company INAL, Prada is a manufacturer of metallic packages, with branches in the South and Southeast regions of Brazil, and it produces more than 1 billion units per year. In such acquisition, the Company recorded goodwill, as shown in item (d) of this note.

d) Goodwill and other indirect investments

On September 30, 2006, the Company maintained on its consolidated balance sheet the amount of R$297,135 (R$304,239 on June 30, 2006), net of amortization mainly related to goodwill based on the expectation of future gains, with amortization estimated at five years.

	Balance as			Balance as
	of	Additions	Amortizations	of	Investor
	6/30/2006			9/30/2006

Investment goodwill:
GalvaSud	83,523		(6,961)	76,562	CSN I
Ersa	62,229		(4,058)	58,171	CSN
Metalic	49,779		(8,297)	41,482	CSN
Tangua / LLC	30,406		(3,133)	27,273	CSN Panama
Prada	75,355		(3,833)	71,522	INAL
Lusosider		20,320	(677)	19,643	CSN Steel
Other	2,947		(465)	2,482	INAL

	304,239	20,320	(27,424)	297,135

Other investments:	1,713			1,713

	305,952	20,320	(27,424)	298,848

e) Additional information on indirect participations abroad

• CSN LLC

The company was incorporated in 2001 with the assets and liabilities of the extinguished Heartland Steel Inc. located in Terre Haute, State of Indiana – USA. It is a complex comprising cold rolling, hot coil pickled line and galvanization line.

The Company holds an indirect and wholly-owned stake in CSN LLC by means of the subsidiary CSN Panama.

• Lusosider

Lusosider Aços Planos was incorporated in 1996, providing continuity to Siderurgia Nacional - Empresa de Produtos Planos (flat products company), privatized on that date by the Portuguese Government. Located in Seixal, Portugal it is engaged in galvanization line and tin plates.

In 2003, the Company, through its subsidiary CSN Steel, acquired 912,500 shares issued by Lusosider Projectos Siderúrgicos, holder of Lusosider Aços Planos, which represented 50% of the total capital of Lusosider.

On August 31, 2006, the Company, after satisfying the conditions set forth in the Purchase and Sale Agreement, acquired the full control of Lusosider Projectos Siderúrgicos S.A. through its subsidiary CSN Steel for EUR25 million.

11. PROPERTY, PLANT AND EQUIPMENT

				Parent Company

	Effective rate			9/30/2006	6/30/2006

	for depreciation,		Accumulated
	depletion and	Reevaluated	depreciation,
	amortization	Cost	depletion	Net	Net
	(% per year)		and
			amortization

Machinery and equipment	7.37	11,390,658	(2,375,073)	9,015,585	9,127,697
Mines and mineral deposits	0.40	1,239,084	(17,195)	1,221,889	1,223,059
Buildings	4.00	930,147	(103,017)	827,130	833,488
Land		144,053		144,053	143,995
Other assets	20.00	209,294	(97,545)	111,749	107,160
Furniture and fixtures	10.00	99,738	(87,645)	12,093	12,653

		14,012,974	(2,680,475)	11,332,499	11,448,052

Property, plant and
equipment in progress		693,873		693,873	691,331

		14,706,847	(2,680,475)	12,026,372	12,139,383

					Consolidated

				9/30/2006	6/30/2006

Machinery and equipment		12,645,410	(2,879,527)	9,765,883	9,858,145
Mines and mineral deposits		1,245,809	(17,195)	1,228,614	1,229,784
Buildings		1,480,933	(208,652)	1,272,281	1,271,159
Land		182,635		182,635	174,441
Other assets		899,655	(301,546)	598,109	562,276
Furniture and fixtures		122,389	(102,989)	19,400	18,790

		16,576,831	(3,509,909)	13,066,922	13,114,595

Property, plant and
equipment in progress		822,063		822,063	805,129

		17,398,894	(3,509,909)	13,888,985	13,919,724

At the Extraordinary General Meetings held on December 19, 2002 and on April 29, 2003, the shareholders approved, based on paragraphs 15 and 17 of CVM Deliberation #183, appraisal reports outlined as follows, respectively:

a) CTE-II’s assets – steam and electric power generation thermal mill, located in the CSN’s Presidente Vargas plant in Volta Redonda, RJ. The report established an addition of R$508,434, composing the new amount of the assets.

b) Land, machinery and equipment, facilities, real properties and buildings, existing in the CSN's Presidente Vargas, Itaguaí, Casa de Pedra and Arcos plants, in addition to the iron ore mine in Casa de Pedra. The report established an addition of R$4,068,559, composing the new amount of the assets.

As of September 30, 2006, the assets provided as collateral for financial operations amounted to R$47,985.

Depreciation, depletion and amortization expenses as of September 30, 2006 amounted to R$538,946 (R$536,069 as of September 30, 2005), of which R$530,323 (R$527,580 as of September 30, 2005) was charged to production costs and R$8,623 (R$8,489 as of September 30, 2005) was charged to selling, general and administrative expenses (amortization of deferred charges not included).

On September 30, 2006, the Company had R$6,533,112 (R$6,625,221 on June 30, 2006) of revaluation of own net depreciation assets.

12. DEFERRED CHARGES

		Consolidated		Parent Company

	9/30/2006	6/30/2006	9/30/2006	6/30/2006

Information technology projects	153,295	153,293	153,295	153,293
( - ) Accumulated amortization	(130,330)	(125,149)	(130,330)	(125,149)
Expansion projects	193,748	192,267	193,748	192,267
( - ) Accumulated amortization	(84,951)	(77,153)	(84,951)	(77,153)
Preoperating expenses	130,843	130,840
( - ) Accumulated amortization	(80,019)	(77,373)
Other projects	194,170	193,228	83,739	82,614
( - ) Accumulated amortization	(120,354)	(114,483)	(55,234)	(53,107)

	256,402	275,470	160,267	172,765

Information technology projects are represented by projects of automation and computerization of operating processes that aim to reduce costs and increase the competitiveness of the Company.

The expansion projects disclosed on September 30, 2006 are primarily related to the expansion of the production capacity of Casa de Pedra mine and enlargement of Sepetiba port for the outflow of part of such production.

Amortization of information technology projects and of other projects as of September 30, 2006 amounted to R$45,111 (R$43,276 as of September 30, 2005), of which R$35,987 (R$33,248 as of September 30, 2005) is appropriated to production costs and R$9,124 (R$10,028 as of September 30, 2005) to selling, general and administrative expenses.

13. LOANS, FINANCING AND DEBENTURES

	Consolidated				Parent Company

	Current Liability		Long-term liability		Current Liability		Long-term liability

	9/302006	6/30/2006	9/302006	6/30/2006	9/30/2006	6/30/2006	9/30/2006	6/30/2006

FOREIGN CURRENCY
Short-Term Loans
Commercial Paper	796,659	818,110			796,659	818,110
Working Capital		664,687
	796,659	1,482,797			796,659	818,110
Long-Term Loans
Prepayment	157,159	143,233	1,200,137	1,242,619	288,152	397,934	2,656,851	2,692,700
Perpetual Bonds	32,704	32,555	1,630,650	1,623,225
Fixed Rate Notes	238,193	241,910	2,663,395	2,651,268	1,378,097	1,334,482	2,333,336	2,399,278
Import Financing	56,879	53,835	222,260	229,835	43,311	41,054	194,401	199,312
Bilateral	22,417	22,608			22,417	22,608
Other	11,397	60,874	106,094	107,477	9,032	7,406	14,165	15,313
	518,749	555,015	5,822,536	5,854,424	1,741,009	1,803,484	5,198,753	5,306,603

	1,315,408	2,037,812	5,822,536	5,854,424	2,537,668	2,621,594	5,198,753	5,306,603

LOCAL CURRENCY
Long-Term Loans
BNDES/Finame	43,818	41,651	309,396	322,184
Debentures	773,896	765,653	1,029,678	1,027,244	720,812	715,456	892,630	890,196
Other	19,735	54,124	27,340	13,169	82,969	81,407	5,950	6,300

	837,449	861,428	1,366,414	1,362,597	803,781	796,863	898,580	896,496

Total Loans and Financing	2,152,857	2,899,240	7,188,950	7,217,021	3,341,449	3,418,457	6,097,333	6,203,099

Derivatives	159,125	274,524			140,093	75,806

Total Loans and
Financing + Derivatives	2,311,982	3,173,764	7,188,950	7,217,021	3,481,542	3,494,263	6,097,333	6,203,099

On September 30, 2006, the long-term amortization schedule, by year of maturity, is as follows:

	Consolidated		Parent Company

2007	97,701	1.36%	43,741	0.72%
2008	1,231,680	17.13%	1,425,841	23.38%
2009	359,015	4.99%	254,585	4.18%
2010	299,478	4.17%	905,016	14.84%
2011	267,650	3.72%	191,439	3.14%
After 2011	3,302,776	45.94%	3,276,711	53.74%
Perpetual Bonds	1,630,650	22.68%

	7,188,950	100.00%	6,097,333	100.00%

Interest is applied to loans and financing and debentures, at the following annual rates on September 30, 2006:

	Consolidated		Parent Company

		Foreign		Foreign
	Local Currency	Currency	Local Currency	Currency

Up to 7%	19,124	1,853,778	12,485	3,995,770
From 7.1 to 9%	88,530	646,778	76,434	1,952,643
From 9.1 to 11%	321,294	4,636,913	316,820	1,788,009
Over 11%	1,775,145		1,296,621
Variable		159,370		140,093

	2,204,093	7,296,839	1,702,360	7,876,515

		9,500,932		9,578,875

Breakdown of total debt by currency/index of origin:

	Consolidated		Parent Company

	9/30/2006	6/30/2006	9/30/2006	6/30/2006

Domestic Currency
CDI	14.38	13.03	13.54	13.37
IGPM	4.88	4.34	4.11	3.96
TJLP	3.81	3.58
IGP-DI	0.13	0.13	0.13	0.14
Other currencies		0.33
	23.20	21.41	17.78	17.47

Foreign Currency
US dollar	66.32	67.21	47.37	47.94
Yen	8.60	8.06	33.25	33.66
Euro	0.21	0.68	0.15	0.15
Other currencies	1.67	2.64	1.45	0.78
	76.80	78.59	82.22	82.53

	100.00	100.00	100.00	100.00

In July 2005, the Company issued through its subsidiary CSN Islands X Corp. perpetual securities amounting to US$750 million. These securities with indeterminate maturity pay 9.5% p.a. and the Company has the right to settle the transaction at its par value after five (5) years, on the interest maturity dates.

On September 30, 2006, loans with certain agents contain certain restrictive clauses, which are being complied with.

The Company contracts derivatives operations, aiming at minimizing fluctuation risks in the parity between Real and another foreign currency.

The loans and financing recorded in balance sheet accounts as of September 30, 2006, whose estimated market value differs from the book value, are as follows:

	Parent Company			Consolidated

	Book Value	Market Value	Book Value	Market Value
		(unreviewed)		(unreviewed)

Loans and Financing (short and long-term)	9,578,875	9,997,903	9,500,932	9,924,650

The guarantees provided for loans comprise fixed assets items, bank guarantees, sureties and prepayment operations, as shown in the following table. This amount does not consider the guarantees provided to subsidiaries mentioned in note 16.

	9/30/2006	6/30/2006

Property, Plant and Equipment	47,985	47,985
Personal Guarantee	99,531	98,147
Imports	237,712	240,366
Prepayment	2,945,003	3,090,634

	3,330,231	3,477,132

The most significant amortizations and loans in the current year are as follows:

						Loans

Company	Description	Principal (US$ million)	Issuance	Term	Maturity	Interest rate (p.a.)

CSN Steel	Revolving Credit Facility	US$300	Feb / 2006	6 months	Aug / 2006	5.97%
CSN	Debentures	R$600	Feb / 2006	6 years	Feb / 2012	103.6% CDI
CSN	Commercial Paper	JPY 43,230	Jun / 2006	6 months	Dec / 2006	0.45%

				Amortizations

Company	Description	Principal (US$ million)	Maturity	Interest rate (p.a.)

CSN Export	Securitization	US$21	Feb, May Aug / 2006	7.28%

CSN Steel	Revolving Credit Facility	US$300	Aug / 2006	5.97%

The funds raised in the operations were used in working capital, increasing the company’s liquidity.

14. DEBENTURES

Second issuance

As approved at the Board of Directors Meeting held on October 21 and ratified on December 5, 2003, the Company issued, on December 1, 2003, 40,000 registered, non-convertible debentures, unsecured and without preference in one single tranche, for the unit face value of R$10. The referred debentures were issued for the total amount of R$400,000, whereas the credits generated in the negotiations with the financial institutions were received on December 9 and 10, 2003, amounting to R$401,805. The difference of R$1,805, resulting from the unit price variation between the date of issue and of the effective negotiation is recorded under Shareholders’ Equity as Capital Reserve, subsequently used for cancellation of treasury shares.

Interest applied to the face value balance of these debentures represents 107% of the CDI Cetip, and the maturity of the face value is scheduled for December 1, 2006.

Third issuance

As approved at the Board of Directors Meeting held on December 11 and ratified on December 18, 2003, the Company issued, on December 1, 2003, 50,000 registered and non-convertible debentures, unsecured and without preference in two tranches, for the unit face value of R$10. Such debentures were issued for the total value of issue of R$500,000. The credits from the negotiations with the financial institutions were received on December 22 and 23, 2003, amounting to R$505,029. The difference of R$5,029, resulting from the variation of the unit price between the date of issue and of the effective negotiation was recorded in Shareholders’ Equity as Capital Reserve, subsequently used for cancellation of treasury shares.

The balance of the face value of the 1st tranche incurs compensation interest corresponding to 106.5% of Cetip’s CDI. The face value of the 2nd tranche is adjusted by the IGP-M plus compensation interest of 10% p.a.. The maturity of the 1st tranche is scheduled for December 1, 2006 and of the 2nd tranche for December 1, 2008.

Fourth issuance

As approved at the Board of Directors Meeting held on December 20, 2005 and ratified on April 24, 2006, the Company issued, on February 1, 2006, 60,000 non-convertible and unsecured debentures, in one single tranche, in the unit face value of R$10. Such debentures were issued in the total issuance value of R$600,000. The credits from the negotiations with the financial institutions were received on May 3, 2006 amounting to R$623,248. The difference of R$23,248, resulting from the variation of the unit price between the issuance date and the effective negotiation was recorded in Shareholders’ Equity as Capital Reserve.

Compensation interest is applied to the face value balance of these debentures, representing 103.6% of the CDI Cetip, and the maturity of the face value is scheduled for February 1, 2012, without early redemption option.

The deeds for these issues contain certain restrictive covenants, which have been duly complied with.

15. DERIVATIVES AND FINANCIAL INSTRUMENTS

General considerations

The Company’s business includes mainly the production of flat steel to supply the domestic and foreign markets and mining of iron ore, limestone, dolomite and tin to supply the Presidente Vargas plant’s needs. To finance its activities, the Company often resorts to the capital market, local as well as international, and, due to the debt profile it seeks, most of the Company’s debt is pegged to the dollar. On September 30, 2006, the consolidated position of the outstanding derivative agreements is as follows:

	Agreement		Fair value (unreviewed)

	Maturity	Notional amount

Variable income swap (*)	Jul 27/2007	US$49,223 thousand	R$465,324

Interest derivatives listed on BM&F (DI) - contracted by	Jan/2008	R$1,730,000 thousand	Daily adjusted at fair value
exclusive funds

Exchange derivatives listed on BM&F ( Future Dollar,
SCC and DDI) - contracted by exclusive funds)	Nov 1/2006	US$410,750 thousand	Daily adjusted at fair value

Exchange options	Jan 2/2007	US$300,000 thousand	R$215

Exchange swaps registered with CETIP (contracted by	Jan 2/2007	US$203,428 thousand	(R$77,671)
exclusive funds)	Oct 2/2006	US$980,000 thousand	R$17,624

Yen swap	Dec/2006	JPY 43,230,000 thousand	(R$98,539)

(*) The non-cash swap establishes that the counterparty undertakes to pay, at the end of the contract, the variation of variable income assets, as long as the Company’s subsidiary, CSN Steel, undertakes to pay the same reference value adjusted at the fixed rate of 7.5% per annum.

The main market risk factors that can affect the Company’s business are listed below, as well as a more detailed explanation about the derivatives associated with them:

I - Exchange risk

Although most of the Company’s revenues are denominated in Brazilian reais as of September 30, 2006, R$7,137,944 or 77% of the Company’s consolidated loans and financing were denominated in foreign currency (R$7,892,236 or 79% as of June 30, 2006). As a result, the Company is subject to fluctuations in exchange and interest rates and manages the risk of the fluctuations in the amounts in Brazilian reais that will be necessary to pay the obligations in foreign currency, using several financial instruments, including dollar investments and derivatives, mainly futures contracts, swaps contracts, currency contracts and option exchange contracts.

a) Exchange swap transactions

The Company entered into foreign exchange swap agreements to hedge its foreign currency-denominated liabilities against the depreciation of the Brazilian real. Basically, the Company entered into swap agreements of its dollar-denominated liabilities for CDI (Interbank Deposit Certificate). The notional value of these swaps amounted to US$1,183,428 thousand as of September 30, 2006 (US$1,183,428 thousand as of June 30, 2006).

b) Foreign-currency futures contracts

As of September 30, 2006, the Company held 8,215 dollar futures contracts listed on the Futures and Commodities Exchange (“BM&F”) equivalent to US$410,750 thousand. The fair value of these contracts equals zero, since the issue date always falls on the following day; the value of the contract is zeroed after the closing of the market and there is a cash provision to be settled on the following day.

c) Dollar option contracts

In 2005, the Company bought US$300,000 thousand (notional value) of a call spread at the exercise prices of 2.80 and 3.10 (i.e. it bought a call option at the exercise price of 2.80 and sold the call option at the exercise price of 3.10) . The fair value of that strategy as of September 30, 2006 was R$215.

c) Yen swap agreement

On June 14, 2006, the Company issued a Commercial Paper denominated in yen, and on the same date entered into a swap agreement in the amount of JPY43,230,000 thousand to eliminate the exposure to the risk of fluctuations of the yen against the real. As of September 30, the fair value of this swap was a R$98,539 loss (R$46,909 loss as of June 30).

II – Interest rate risk

The Company has current and long-term liabilities and, as a result, is exposed to fixed and floating interest rates and some indices like the IGP-M (General Market Price Index). The Company also has assets that can be indexed to floating and fixed interest and/or other indices. In view of these exposures, the Company may use derivatives to better manage the risks.

a) Interest rate futures contracts

As of September 30, 2006, the Company had 17,300 interest rate futures contracts (DI) listed on the BM&F (Futures and Commodities Exchange - exchange of Brazilian derivatives), equivalent to R$1,730,000. The fair value of these contracts equals zero, since the issue date always falls on the following day; the value of the contract is zeroed after the closing of the market and there is a cash provision to be settled on the following day.

III – Derivatives associated with other financial asset price fluctuation risks

a) Variable income swap agreements

The outstanding agreements as of September 30 and June 30, 2006 were as follows:

Issuance date	Maturity date	Notional value (US$)	Asset		Liability		Fair value (unreviewed)

			9/30/2006	6/30/2006	9/30/2006	6/30/2006	9/30/2006	6/30/2006

4/7/2003	7/27/2007	35,835,000	445,050	501,771	104,925	102,495	338,419	399,118
4/9/2003	7/27/2007	5,623,116	69,329	78,165	16,455	16,074	52,606	62,066
4/10/2003	7/27/2007	1,956,370	24,898	28,071	5,723	5,591	19,082	22,472
4/11/2003	7/27/2007	1,031,525	12,857	14,496	3,017	2,947	9,791	11,544
4/28/2003	7/27/2007	1,080,851	12,288	13,854	3,146	3,073	9,091	10,776
4/30/2003	7/27/2007	76,327	865	976	222	217	640	758
5/14/2003	7/27/2007	192,484	2,275	2,565	558	545	1,708	2,019
5/15/2003	7/27/2007	432,294	5,168	5,826	1,252	1,223	3,895	4,601
5/19/2003	7/27/2007	1,048,190	13,129	14,802	3,033	2,963	10,046	11,835
5/20/2003	7/27/2007	263,542	3,412	3,847	762	745	2,637	3,101
5/21/2003	7/27/2007	414,488	5,588	6,300	1,199	1,171	4,370	5,127
5/22/2003	7/27/2007	326,097	4,401	4,962	943	921	3,443	4,039
5/28/2003	7/27/2007	439,059	5,711	6,439	1,267	1,238	4,423	5,199
5/29/2003	7/27/2007	407,668	5,415	6,105	1,176	1,149	4,219	4,954
6/5/2003	7/27/2007	96,386	1,236	1,394	278	271	954	1,122

		49,223,397	611,622	689,573	143,956	140,623	465,324	548,731

The purpose of these swaps is to improve the return on CSN’s financial assets, increasing the exposure to the variable income which, historically, yields higher long-term returns than the fixed-income assets, thus reducing the impact of allocating CSN’s long-term debt to consolidated financial expenses, net.

IV - Credit risk

The credit risk exposure with financial instruments is managed through restrictions of counterparties to large financial institutions with high quality of credit. Thus, Management believes that the risk of non-compliance by the counterparty is insignificant. The Company neither maintains nor issues financial instruments for commercial purposes. The selection of customers, as well as the diversification of its accounts receivable and the control on sales financing conditions through business segment are procedures adopted by CSN to minimize problems with its customers. Since part of the Companies’ funds is invested in Brazilian government securities, there is exposure to the credit risk with the government.

V - Fair value

The fair values were calculated according to the conditions in the local and foreign markets as of September 30, 2006, for financial transactions with identical features, such as: volume and term of the transaction and maturity dates. All transactions carried out on non-organized markets (over-the-counter markets) were made with financial institutions previously approved by the Company’s Board of Directors.

16. COLLATERAL SIGNATURE AND GUARANTEES

With respect to its wholly owned and jointly-owned subsidiaries, the Company has – expressed in their original currency - the following responsibilities, in the amount of R$4,788.1 million, for guarantees provided:

Companies		In millions		Maturity	Conditions

	Currency	9/30/2006	6/30/2006

CFN	R$	18.0	18.0	Indeterminate	BNDES loan guarantees
CFN	R$	23.0	23.0	Indeterminate	BNDES loan guarantees
CFN	R$	24.0	24.0	11/13/2009	BNDES loan guarantees
CFN	R$	20.0	20.0	Indeterminate	BNDES loan guarantees
CFN	R$	19.2	19.2	Indeterminate	BNDES loan guarantees
CFN	R$	50.0	50.0	Indeterminate	BNDES loan guarantees
CFN	R$	13.0	13.0	Indeterminate	BNDES loan guarantees
CFN	R$	20.0	20.0	Indeterminate	BNDES loan guarantees
CSN Cimentos	R$	27.0	27.0	Indeterminate	Guarantee for execution of outstanding debt with INSS
CSN Cimentos	R$	0.3	0.3	Indeterminate	Collateral signature in guarantee contract for tax foreclosure
INAL	R$	2.8	2.8	Indeterminate	Collateral signature in guarantee contract for tax foreclosure
INAL	R$	6.1	6.1	Indeterminate	Collateral signature in guarantee contract for tax foreclosure
INAL	R$	0.3		Indeterminate	Collateral signature in guarantee contract for tax foreclosure
INAL	R$	0.1		Indeterminate	Collateral signature in guarantee contract for tax foreclosure
Sepetiba Tecon	R$	15.0		5/5/2011	Guarantee by CSN for issuance of Export Credit Note

Total in R$		238.8	223.4

CSN Iron	US$	79.3	79.3	06/01/2007	Promissory note of Eurobond operation
CSN Islands VII	US$	275.0	275.0	09/12/2008	Guarantee by CSN in Bond issuance
CSN Islands VIII	US$	550.0	550.0	12/16/2013	Guarantee by CSN in Bond issuance
CSN Islands IX	US$	400.0	400.0	01/15/2015	Guarantee by CSN in Bond issuance
CSN Islands X	US$	750.0	750.0	Perpetual	Guarantee by CSN in Bond issuance
CSN Steel	US$	20.0	20.0	10/29/2009	Guarantee by CSN in Promissory Notes issuance
INAL	US$	1.4	1.4	03/26/2008	Personal guarantee for equipment financing
Sepetiba Tecon	US$	16.7	16.7	09/15/2012	Personal guarantee for equipment financing and terminal implementation

Total in US$		2,092.4	2,092.4

17. CONTINGENT LIABILITIES AND JUDICIAL DEPOSITS

The Company is currently party to several administrative and court proceedings involving a large number of actions, claims and complaints. Details on the amounts provided and their respective judicial deposits related to those claims are shown below:

			9/30/2006			6/30/2006

	Judicial	Contingent	Net	Judicial	Contingent	Net
	deposits	liability	contingencies	deposits	liability	contingencies

Labor	(22,535)	35,571	13,036	(19,820)	25,819	5,999
Civil	(10,035)	14,491	4,456	(9,475)	13,281	3,806
Environmental	(138)	49,180	49,042	(138)	36,132	35,994
Tax	(284,518)	3,559,388	3,274,870	(280,020)	3,416,379	3,136,359

Parent Company	(317,226)	3,658,630	3,341,404	(309,453)	3,491,611	3,182,158

Consolidated	(342,698)	3,779,115	3,436,417	(343,869)	3,621,926	3,278,057

Current		50,063	50,063		38,990	38,990
Long-Term	(317,226)	3,608,567	3,291,341	(309,453)	3,452,621	3,143,168

Parent Company	(317,226)	3,658,630	3,341,404	(309,453)	3,491,611	3,182,158

Current		53,347	53,347		44,825	44,825
Long-Term	(342,698)	3,725,768	3,383,070	(343,869)	3,577,101	3,233,232

Consolidated	(342,698)	3,779,115	3,436,417	(343,869)	3,621,926	3,278,057

The provision for contingencies estimated by the Company’s Management was substantially based on the appraisal of tax and legal advisors. Such provision is only recorded for lawsuits classified as probable losses. Additionally, it includes tax liabilities stemming from actions taken by Company’s initiative, which are maintained and increased by Selic interest rates.

The Company is defending itself in other judicial and administrative proceedings (labor, civil, tax and environmental) in the approximate amount of R$1.8 billion. According to the Company’s legal counsel, there is a possible risk of losing these lawsuits, and therefore they were not provided for in accordance with accounting practices adopted in Brazil.

a) Labor Litigation Dispute:

On September 30, 2006, CSN was defendant in 7,997 labor claims (7,281 claims on June 30, 2006), which required a provision in the amount of R$35,571 (R$25,819 on June 30, 2006). Most of the lawsuits are related to joint and/or subsidiary responsibility, wages equalization, additional payment for unhealthy and hazardous activities, overtime and differences related to the 40% fine over FGTS (severance pay), and due to government’s economic policies.

The increase in labor claims as from 2004 is due to the request for the difference of 40% fine on the FGTS deposited amounts, in view of the understated inflation imposed by economic plans. The matter is still controversial, pending a uniform understanding.

The lawsuits related to subsidiary responsibility originate from the non-payment by the contracting companies of their labor obligations, which results in the inclusion of CSN in the lawsuits, as defendant, to honor on a subsidiary basis the payment of such obligations.
The number of lawsuits originated from subsidiary responsibility has decreased due to the procedures adopted by the Company in order to inspect and assure compliance with the wages and social charges payments, through the Contract Follow-up Center since 2000.

b) Civil Actions:

These are, mainly, claims for indemnities among the civil judicial processes in which the Company is involved. Such proceedings, in general, are originated from occupational accidents and diseases related to industrial activities of the Company. For all these disputes, the Company accrued the amount of R$14,491 on September 30, 2006 (R$13,281 on June 30, 2006).

c) Environmental Actions:

On September 30, 2006, the Company recorded a provision of R$49,180 (R$36,132 on June 30, 2006) for investment in environmental recovery expenditures, mainly related to the Company’s plants in the States of Santa Catarina and Minas Gerais.

d) Tax Litigation Dispute:

• Income Tax and Social Contribution

(i) The Company claims recognition of the financial and tax effects on the calculation of the income tax and social contribution on net income, related to Consumer Price Index – IPC understated inflation, which occurred in January and February 1989, by a percentage of 51.87% (“Plano Verão”).

In 2004, the proceeding was concluded and judgment was made final and unappealable, granting to CSN the right to apply the index of 42.72% (Jan/89), of which the 12.15% already applied should be deducted. The application of 10.14% (Feb/89) was deferred. The proceeding is now under accounting inspection.

On September 30, 2006, the Company recorded R$361,928 (R$361,928 on June 30, 2006) as judicial deposit and a provision of R$20,892 (R$20,892 on June 30, 2006), which represents the portion not recognized by the courts.

(ii) The Company filed an action questioning the assessment of Social Contribution on Income on export revenues, based on Constitutional Amendment #33/01 and in March 2004 the Company obtained an initial decision authorizing the exclusion of these revenues from said calculation basis, as well as the offsetting of amounts paid as from 2001. The lower court decision was favorable and the proceeding is waiting for trial of the appeal filed by the Federal Government in the Regional Federal Court. On September 30, 2006, the amount of suspended liability and the offset credits based on the referred proceedings was R$711,749 (R$640,271 on June 30, 2006), plus Selic (Central Bank overnight rate).

• PIS/COFINS – Law 9,718/99

CSN is questioning the legality of Law 9,718/99, which increases the PIS and COFINS calculation basis, including the financial revenue of the Company. On September 30, 2006, provision amounts to R$312,396 (R$306,074 on June 30, 2006), which includes legal charges.

In February 1999, the Company obtained a favorable decision in the lower court. However, the 2nd Regional Federal Court reversed the favorable decision. Later on, the Company appealed against this decision in the Supreme Court of Justice and is currently waiting for trial.

• CIDE – Intervention Contribution in the Economic Domain

CSN disputes the legal validity of Law 10,168/00, which established the collection of the intervention contribution in the economic domain on the amounts paid, credited or remitted to non-resident beneficiaries, as royalties or remuneration of supply contracts, technical assistance, trademark license agreement and exploration of patents.

The Company recorded court deposits and its corresponding provision in the amount of R$23,461 on September 30, 2006 (R$23,061 on June 30, 2006), which include legal charges.

The lower court decision was unfavorable and the proceeding is currently under judgment at the 2nd Regional Federal Court.

• Education Salary

The Company discussed the unconstitutionality of the Educational-Salary and the possible recovery of the amounts paid in the period from January 5, 1989 to October 16, 1996. The lawsuit was judged unfounded, and the Superior Court maintained its unfavorable decision, judgment made final and unappealable.

In view of this fact, the Company attempted to pay the amount due, and FNDE and INSS did not reach an agreement as to whom the amounts should be paid. A fine was also demanded, to CSN’s disagreement.

The Company filed new proceedings to question related to the above-mentioned facts and deposited in court the amounts due. In the first lawsuit, the 1st degree sentence was partially in favor of CSN, with the fine being disregarded but not the SELIC rate. We presented counter-arguments to the defendant’s appeal and appealed in relation to the SELIC rate. No judgment has been made regarding the other lawsuits.

The provision on September 30, 2006 amounts to R$33,121 (R$33,121 on June 30, 2006).

• SAT - Workers’ Compensation Insurance

The Company understands that it must pay the “SAT” at the rate of 1% in all of its establishments, and not 3%, as determined by the current legislation. The amount provided as of September 30, 2006 totals R$90,066 (R$85,663 on June 30, 2006), which includes legal charges.

The lower court decision was unfavorable and the proceeding is under judgment of TRF of the 2nd Region. Given the new understanding adopted by the Courts, the Company’s lawyers deem as probable the possibility of loss.

• IPI (Excise Tax) presumed credit on inputs

The Company brought an action pleading the right to the IPI presumed credit on the acquisition of exempted, immune, non-taxed inputs, or taxed at zero rate and in May 2003 an initial decision was obtained authorizing the use of said credits. This action is currently waiting for the sentence in lower court.

On September 30, 2006, the provision related to the total credits already offset and recorded under the Company’s liabilities amounted to R$920,823 (R$895,687 on June 30, 2006), adjusted by the Selic rate.

• IPI premium credit over exports

The Company brought an action claiming the right to the IPI premium credit on exports from 1992 to 2002 and in March 2003 a favorable decision was obtained authorizing the use of said credits. The Regional Federal Court - Appellate Court reversed the favorable decision for CSN.

CSN filed a special appeal to the Superior Court of Justice (“STJ”) and an extraordinary appeal to the Federal Supreme Court (“STF”), which have not yet been judged.

On September 30, 2006, the provision referring to the total of credits already offset and kept in the Company’s liabilities amounted to R$1,395,274 (R$1,361,335 on June 30, 2006), adjusted by the Selic rate.

• Other

The Company also made provision for several other lawsuits in respect of FGTS LC 110, COFINS Law 10,833/03, PIS Law 10,637/02 and PIS/COFINS Manaus Free-Trade Zone, in the amount of R$51,606 on September 30, 2006 (R$50,275 on June 30, 2006), which includes legal charges.

18. SHAREHOLDERS’ EQUITY

	Paid-in capital	Reserves	Retained earnings	Treasury Shares	Total shareholders' equity

BALANCES AS OF MARCH 31, 2006	1,680,947	5,434,222	311,864	(676,721)	6,750,312

Realization of revaluation reserve, net
of income tax and social contribution		(61,780)	61,780
Proposed interest on own capital (R$0.18141 per share)			(46,698)		(46,698)
Debenture issuance premium		23,248			23,248
Prepaid dividends (R$1.61219 per share)			(415,000)		(415,000)
Net income for the quarter			370,289		370,289

BALANCES AS OF JUNE 30, 2006	1,680,947	5,395,690	282,235	(676,721)	6,682,151

Realization of revaluation reserve, net
of income tax and social contribution		(60,792)	60,792
Reversal of prescribed interest on own capital payable			140		140
Proposed interest on capital (R$0.16187 per share)			(41,667)		(41,667)
Prepaid dividends (R$1.293638 per share)			(333,000)		(333,000)
Net income for the quarter			408,639		408,639

BALANCES AS OF SEPTEMBER 30, 2006	1,680,947	5,334,898	377,139	(676,721)	6,716,263

i. Paid-in capital stock

On July 7, 2005, at an Extraordinary Annual Meeting, CSN approved the cancellation of 14,849,099 shares held in treasury, with no reduction in the capital stock. The Company’s fully subscribed and paid-in capital stock of R$1,680,947 was then divided in 272,067,946 common book-entry shares, with no par value. Each share is entitled to one vote in the resolutions of the General Meeting.

ii. Revaluation reserve

This reserve covers revaluations of the Company’s fixed assets approved by the Shareholder’s Extraordinary General Meeting held December 19, 2002, and April 29, 2003, which were intended for determining adequate amounts for the Company’s fixed assets at market value, pursuant to the CVM Deliberation #288, dated December 3,1998. The objective of such procedure is for the financial statements to reflect assets value closer to their replacement value.

Pursuant to the provisions of CVM Deliberation 273, as of August 20, 1998, a provision for deferred social contribution and income tax was set up based on the balance of the revaluation reserve (except land), which is classified as a long-term liability.
The realized portion of the revaluation reserve, net of income tax and social contribution, is included for purposes of calculating the mandatory minimum dividend.

iii. Treasury shares

The Board of Directors approved on May 25, 2005 for a period of 360 days the purchase of 15,000,000 shares of the Company to be held in treasury and subsequent sale and/or cancellation. Such authorization for repurchase finished on May 26, 2006, and treasury shares position on September 30 was as follows:

Number of shares purchased (in units)	Total value paid for shares				Market value of shares on 9/30/2006 (*)
		Unit cost of shares

		Minimum	Maximum	Average

14,654,500	676,721	35.88	56.58	46.18	909,605

(*) Average price of shares on 9/30/06 at the unit value of R$62.07 per share.

While held in treasury, the shares will have no proprietorship and/or political rights.

iv. Ownership structure

On September 30, 2006, the Company’s capital was comprised as follows:

		Number of shares

	Common	Total % of	Outstanding
		shares	Shares %

Vicunha Siderurgia S.A.	116,286,665	42.74%	45.18%
BNDESPAR	17,085,986	6.28%	6.64%
Caixa Beneficente dos Empregados da CSN - CBS	11,831,289	4.35%	4.60%
Sundry (ADR - NYSE)	51,928,013	19.09%	20.17%
Other shareholders (approximately 10 thousand)	60,281,493	22.16%	23.41%

Outstanding shares	257,413,446	94.61%	100.00%
Treasury shares	14,654,500	5.39%

Total shares	272,067,946	100.00%

v. Investment policy and payment of interest on own capital and dividends

On December 13, 2000, CSN’s Board of Directors decided to adopt a policy of profit distribution, which, by observing the provisions of Law 6,404/76, altered by Law 9,457/97 implies the distribution of all the Company’s net profit to the shareholders, as long as the following priorities are preserved irrespective of their order: (i) corporate strategy, (ii) compliance with obligations, (iii) making the necessary investments and (iv) maintenance of a good financial situation of the Company.

19. INTEREST ON OWN CAPITAL

The calculation of interest on own capital is based on the change in the Long-Term Interest Rates over shareholders’ equity, limited to 50% of the income for the year before income tax or 50% of accumulated profits and profit reserves, and the higher between two limits may be used, pursuant to the prevailing laws.

In compliance with CVM Deliberation 207, as of December 31, 1996 and fiscal rules, the Company opted to record the interest on own capital the amount of R$132,161 as of September 30, 2006 as counter entry of the financial expenses account, and revert it on the same account, not been shown on the income statement and not generating effects on net income after IRPJ/CSL, except as to the fiscal effects, these recognized under income tax and social contribution. The Company’s management shall propose that the amount of interest on own capital be attributed to the mandatory minimum dividend.

20. PREPAID DIVIDENDS

On June 23, 2006, the Company’s Board of Directors approved, pursuant to article 31 of its Bylaws and article 204 and paragraphs 1 and 2, of Law 6404/76, the payment of dividends as prepayment of the mandatory minimum dividend, in the amount of R$415,000 at R$1,61219 per share outstanding on the date of approval of the payment.

On August 3, 2006, the Company’s Board of Directors approved, pursuant to article 31 of its Bylaws and to article 204 and paragraphs 1 and 2, of Law 6404/76, the payment of dividends as prepayment of the mandatory minimum dividend, in the amount of R$333,000 at R$1.296368 per share outstanding on the date of approval of the payment.

21. NET REVENUES AND COST OF GOODS SOLD

	Consolidated

	9/30/2006			9/30/2005

	Tonnes (thousand) Unreviewed	Net revenue	Cost of Goods Sold	Tonnes (thousand) Unreviewed	Net revenue	Cost of Goods Sold

Steel Products
Domestic Market	2,086	3,799,397	2,455,303	2,277	4,692,831	1,962,248
Foreign Market	1,105	1,750,970	1,471,633	1,238	2,063,933	1,638,893

	3,191	5,550,367	3,926,936	3,515	6,756,764	3,601,141

Other sales
Domestic Market		870,283	444,886		798,921	515,446
Foreign Market		43,407	6,666		74,355	8,903

		913,690	451,552		873,276	524,349

	3,191	6,464,057	4,378,488	3,515	7,630,040	4,125,490

	Parent Company

	9/30/2006			9/30/2005

	Tonnes (thousand) Unreviewed	Net revenue	Cost of Goods Sold	Tonnes (thousand) Unreviewed	Net revenue	Cost of Goods Sold

Steel Products
Domestic Market	2,118	3,601,200	2,409,283	2,399	4,650,886	2,240,634
Foreign Market	858	1,105,848	936,714	994	1,398,577	993,522

	2,976	4,707,048	3,345,997	3,393	6,049,463	3,234,156

Other sales
Domestic Market		278,997	163,825		337,104	195,655
Foreign Market		9,484	6,666		21,183	8,903

		288,481	170,491		358,287	204,558

	2,976	4,995,529	3,516,488	3,393	6,407,750	3,438,714

22. CONSOLIDATED REVENUES AND INCOME BY BUSINESS SEGMENT

The disclosure by business segment followed the concept suggested by CVM, providing the means to evaluate the performance in all of the Company’s business segments.

	9/30/2006

	Steel	Mining	Logistics Energy and Cement	Total

Net sales revenues	5,762,886	141,201	559,970	6,464,057
Cost of goods and services sold	(3,957,073)	(59,077)	(362,338)	(4,378,488)

Gross profit	1,805,813	82,124	197,632	2,085,569
Operating Income (expenses)
Selling expenses	(339,528)		(12,253)	(351,781)
Administrative expenses	(229,070)	(199)	(51,015)	(280,284)
Other operating income
(expenses), net	735,388	(30)	(11,342)	724,016

	166,790	(229)	(74,610)	91,951
Net financial income (expenses)	(943,865)	2	(36,730)	(980,593)
Exchange and monetary variations, net	338,900		(3,073)	335,827
Equity pick-up	(63,564)			(63,564)

Income from operations	1,304,074	81,897	83,219	1,469,190
Nonoperating income	1,079		337	1,416

Income before income tax and social
contribution	1,305,153	81,897	83,556	1,470,606
Income tax and social contribution	(330,228)	(27,845)	(28,408)	(386,481)
Minority interest	(15)			(15)

Net income for the period	974,910	54,052	55,148	1,084,110

23. FINANCIAL RESULTS AND MONETARY AND FOREIGN EXCHANGE VARIATIONS, NET

	Consolidated		Parent Company

	9/30/2006	9/30/2005	9/30/2006	9/30/2005

Financial expenses:
Loans and financing - foreign currency	(479,193)	(590,777)	(27,161)	(165,448)
Loans and financing - local currency	(180,521)	(135,112)	(161,531)	(129,550)
Related parties			(326,580)	(216,824)
PIS/COFINS (taxes on revenue) on financial income	(106,160)	(24,708)	(106,160)	(24,238)
Interest, fines and interest on late payment	(142,303)	(49,062)	(135,959)	(43,041)
CPMF (tax on banking transactions)	51,429	(81,987)	44,181	(70,850)
Other financial expenses	(127,833)	(125,322)	(9,693)	(8,988)

	(984,581)	(1,006,968)	(722,903)	(658,939)

Financial income:
Related parties			10,886
Income on marketable securities, net of provision for
losses	151,454	(397,301)	45,894	(565,598)
Gains (losses) on derivatives	(192,350)	437,817	(495,550)	223
Other income	44,884	153,035	24,983	72,969

	3,988	193,551	(413,787)	(492,406)

Net financial expenses	(980,593)	(813,417)	(1,136,690)	(1,151,345)

Monetary variations:
- Assets	2,519	7,444	826	6,581
- Liabilities	(42,379)	(7,286)	(33,945)	(8,110)

	(39,860)	158	(33,119)	(1,529)

Exchange variations:
- Assets	(264,927)	(307,411)	(125,528)	(161,233)
- Liabilities	640,614	763,961	702,049	1,527,063

	375,687	456,550	576,521	1,365,830

Net monetary and exchange variations	335,827	456,708	543,402	1,364,301

24. OTHER OPERATING REVENUES

On January 22, 2006 an accident involving Blast Furnace number 3 took place, mainly affecting the powder collecting system and temporarily interrupting the equipment production. The Company has an insurance policy for loss of profits and equipment in the maximum amount of US$750 million. The cause of the accident had its coverage by the policy expressly recognized by the insurance companies, and Management believes that this amount is enough to recover any losses resulting from the accident.

Thus, the Company, based on data obtained and analyzed by the insurance companies, recorded in other operating income the amount of R$922,929 as indemnity estimate of loss of profits as of September 30, 2006.

As of September 30, 2006 the Company had received US$75 million on account of the loss of profits caused by this accident.

25. STATEMENT OF VALUE ADDED

	Parent Company

	R$ million

	9/30/2006	9/30/2005

Revenue
Sales of products and services	6,228	7,981
Allowance for doubtful accounts	(20)	(2)
Nonoperating income (expense)	1	(4)

	6,209	7,975

Input purchased from third parties
Raw material used up	(1,859)	(1,748)
Cost of goods and services	(770)	(795)
Materials, energy, outside services and other	(463)	(185)
Assets recovery	923

	(2,169)	(2,728)

Gross value-added	4,040	5,247

Retentions
Depreciation, amortization and depletion	(605)	(593)

Net produced value-added	3,435	4,654

Value-added received in transfer
Equity pick-up	144	(645)
Financial income/Exchange variations	(538)	(647)

	(394)	(1,292)

Total value-added to distribute	3,041	3,362

VALUE-ADDED DISTRIBUTION
Payroll and related charges	348	367
Taxes	1,685	2,364
Interest and exchange variation	(69)	(886)
Interest on own capital and dividends	880	184
Retained earnings in the period	197	1,333

	3,041	3,362

26. EMPLOYEES’ PENSION FUND

(i) Private Pension Administration

The Company is the principal sponsor of CBS Previdência, a private non-profit pension fund established in July 1960, main purpose of which is to pay supplementary benefits to those of the official Pension Plan. CBS Previdência congregates CSN employees, of CSN related companies and the entity itself, provided they sign the adherence agreement.

(ii) Characteristics of the plans

CBS Previdência has three benefit plans, as follows:

35% of average salary plan

It is a defined benefit plan (BD), which began on February 1, 1966, for the purpose of paying retirements (related to length of service, special, disability or old age) on a life-long basis, equivalent to 35% of the participant’s salaries for the 12 last salaries. The plan also guarantees the payment of sickness assistance to the licensed by the Official Pension Plan and it also guarantees the payment of funeral grant and pension. The participants (active and retired) and the sponsors make thirteen contributions per year, being the same number of benefits paid. This plan became inactive on October 31, 1977, when the new benefit plan began, and it is in process of extinction.

Supplementary average salary plan

It is a defined benefit plan (BD), which began on November 1, 1977. The purpose of this plan is to complement the difference between the 12 last average salaries and the Official Pension Plan (Previdência Oficial) benefit, to the retired, and also on a life-long basis. As with the 35% Average Salary Plan, there is sickness assistance, funeral grant and pension coverage. Thirteen contributions and payment of benefits are made per year. This plan became inactive on December 26, 1995, because of the combined supplementary benefits plan creation.

Combined supplementary benefit plan

Begun on December 27, 1995, it is a combined plan, being a Variable Contribution (CV). Besides the programmed pension benefit, there is the payment of risk benefits (pension in activity, disability and sickness benefit). In this plan, the retirement benefit is calculated based on the sponsor and participants contributions, totaling thirteen per year. Upon retirement of the participant, the plan becomes a defined benefit plan and thirteen benefits are paid per year.

As of September 30 and June 30, 2006, the plans are as follows:

	9/30/2006	6/30/2006

Members	19,350	19,244

In service	8,566	8,380
Retired	10,784	10,864

Distribution of members by benefit plan

35% of Average Salary Plan	5,399	5,467
Active	16	16
Beneficiaries	5,383	5,451

Supplementary Average Salary Plan	4,985	5,009
Active	38	39
Beneficiaries	4,947	4,970

Combined Supplementary Benefit Plan	8,966	8,768
Active	8,512	8,325
Beneficiaries	454	443

Linked beneficiaries:	5,465	5,451

35% of average salary plan	4,124	4,122
Supplementary average salary plan	1,273	1,264
Combined supplementary benefit plan	68	65

Total participants (members/beneficiaries)	24,815	24,695

(iii) Actuarial liability

According to the official letter 1555/SPC/GAB/COA, of August 22, 2002, confirmed by official letter 1598/SPC/GAB/COA of August 28, 2002, a proposal was approved for refinancing of reserves to amortize the sponsors’ responsibility in 240 monthly and successive installments, monetarily indexed by INPC + 6% p.a., starting June 28, 2002.

The agreement foresees the installments prepayment in case of cash necessity in the defined benefit plan and the incorporation to the updated debit balance the eventual deficits/surpluses under the sponsors’ responsibility, so as to preserve the plans’ balance without exceeding the maximum period of amortization provided for by the agreement.

(iv) Actuarial Liabilities

As provided by CVM Deliberation 371/00, approving the NPC 26 of IBRACON – “Employee’s Benefit Accounting” that established new calculation and disclosure accounting practices, the Company’s management and its external actuaries calculated the assessment of the effects arising from this practice, and records are kept in conformity with the report dated January 10, 2006.

Actuarial Liability Recognition

The Company’s Management decided to recognize the actuarial liability adjustment in the results for the period of five years, from January 1, 2002, being appropriated as of September 30, 2006, the amount of R$48,404 (R$18,630 as of September 30, 2005), in accordance with paragraphs 83 and 84 of NPC 26 of IBRACON approved by the CVM Deliberation 371/2000, which, added to related disbursements, totaled R$84,546 as of September 30, 2006 (R$59,215 as of September 30, 2005).

The balance of the provision for coverage of the actuarial liability on September 30, 2006 amounts to R$271,804 (R$219,197 as of September 30, 2005).

With respect to the recognition of the actuarial liability, the amortizing contribution related to the amount for the participants for determination of the reserve insufficiency was deducted from the present value of total actuarial obligation of the respective plans. A number of participants are disputing in court this amortizing contribution, but the Company, based on its legal and actuarial advisers’ opinion understands that such amortizing contribution was duly approved by the “Secretaria da Previdência Complementar” – SPC and consequently, is legally due by the participants.

In addition, in the case of “Plano Milênio” (Mixed Plan of Supplementary Benefit), of defined contribution, which shows net asset and where the sponsor’s contribution corresponds to an equal counterpart of the participants’ contribution, the understanding of the actuary is that up to 50% of the net actuarial asset may be used for reduction of the sponsor’s contribution. As a result, the sponsor opted for recognizing 50% of such asset on its books, in the amount of R$3,984 in 2006 (R$3,621 in 2005).

Main actuarial assumptions adopted in the actuarial liability calculation

Methodology used	Projected credit unit method
Nominal discount rate for actuarial liability	11.3% p.a. (6% actual and 5% inflation)
Expected yield rate over plan assets	11.3% p.a. (6% actual and 5% inflation)
Estimated salary increase index	INPC + 1% (6.05%)
Estimated benefits increase index	INPC + 0% (5.00%)
Estimated inflation rate in the long-term	INPC + 0% (5.00%)
Biometric table of overall mortality	UP94 with 2 years of aggravation and separated by sex for the BD plans and without aggravation for the CD plan
Biometric table for disability	Winklevoss
Expected turnover rate	2% p.a.
Probability of starting retirement	100% in the first eligibility to a full benefit by the Plan

CSN does not have obligations on other post-employment benefits.

27. SUBSEQUENT EVENTS

Merger between CSN LLC and Wheeling-Pittsburgh Corporation

On October 25, 2006, the Company entered into a merger agreement with Wheeling-Pittsburgh Corporation (“WPC”), whereby CSN will contribute with the assets represented by its subsidiary Companhia Siderúrgica Nacional LLC (“LLC”), in exchange for 49.5% of the shares of a new company (“NewCo”), to result from the merger of the operations between WPC and LLC. NewCo shall have its shares traded on the US stock exchange.

The transaction involves a loan from CSN, in the amount of U$225,000 thousand, convertible into NewCo shares upon approval of the local union. Thus, when converting that amount, CSN’s total interest may be increased up to 64% of NewCo’s total capital.

The implementation of the business is still subject to certain conditions, such as the approval from the local competition authority and from the shareholders’ meeting of WPC to be held at the beginning of 2007.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION		Accounting Practices
QUARTERLY INFORMATION	Date: 9/30/2006	Adopted in Brazil
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

05.01 – COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

SEE ITEM 08.01:

“COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER”

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION		Accounting Practices
QUARTERLY INFORMATION	Date: 09/30/2006	Adopted in Brazil
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01.01 – IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer’s ID) 33.042.730/0001-04

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of reais)

1- CODE	2- DESCRIPTION	3- 9/30/2006	4- 6/30/2006
1	Total Assets	24,909,279	25,161,092
1.01	Current Assets	8,799,894	9,083,267
1.01.01	Cash and Cash Equivalents	159,026	156,528
1.01.02	Credits	1,310,875	916,988
1.01.02.01	Domestic Market	976,052	794,519
1.01.02.02	Foreign Market	464,144	237,791
1.01.02.03	Allowance for Doubtful Accounts	(129,321)	(115,322)
1.01.03	Inventories	2,422,014	2,271,499
1.01.04	Other	4,907,979	5,738,252
1.01.04.01	Marketable Securities	2,958,527	4,042,235
1.01.04.02	Income Tax and Social Contribution Recoverable	38,829	36,334
1.01.04.03	Deferred Income Tax	303,237	275,338
1.01.04.04	Deferred Social Contribution	95,356	64,931
1.01.04.05	Prepaid Expenses	47,318	82,136
1.01.04.06	Required Insurance	924,377	636,226
1.01.04.07	Other	540,335	601,052
1.02	Long-Term Assets	1,665,150	1,563,228
1.02.01	Sundry Credits	29,843	29,659
1.02.01.01	Loans – Eletrobras	29,843	29,659
1.02.02	Credits with Related Parties	64,544	52,759
1.02.02.01	Affiliates	0	0
1.02.02.02	Subsidiaries	64,544	52,759
1.02.02.03	Other Related Parties	0	0
1.02.03	Other	1,570,763	1,480,810
1.02.03.01	Deferred Income Tax	452,228	392,250
1.02.03.02	Deferred Social Contribution	122,173	105,054
1.02.03.03	Judicial Deposits	350,814	341,036
1.02.03.04	Marketable Securities Receivable	157,394	159,558
1.02.03.05	PIS/PASEP Recoverable	29,451	29,028
1.02.03.06	Prepaid Expenses	84,017	87,210
1.02.03.07	Marketable Securities	144,028	143,768
1.02.03.08	Other	230,658	222,906
1.03	Permanent Assets	14,444,235	14,514,597
1.03.01	Investments	298,848	319,403
1.03.01.01	In Affiliates	0	0
1.03.01.02	In Subsidiaries	297,135	317,659
1.03.01.03	Other Investments	1,713	1,744
1.03.02	Property, Plant and Equipment	13,888,985	13,919,724
1.03.02.01	In Operation, Net	12,884,287	12,940,154
1.03.02.02	In Construction	822,063	805,129
1.03.02.03	Land	182,635	174,441
1.03.03	Deferred charges	256,402	275,470

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of reais)

1- CODE	2- DESCRIPTION	3- 9/30/2006	4- 6/30/2006
2	Total Liabilities	24,909,279	25,161,092
2.01	Current Liabilities	5,164,300	5,480,598
2.01.01	Loans and Financing	1,538,086	2,408,111
2.01.02	Debentures	773,896	765,653
2.01.03	Suppliers	1,598,656	1,256,491
2.01.04	Taxes, Charges and Contributions	763,197	696,574
2.01.04.01	Salaries and Social Contributions	118,975	103,679
2.01.04.02	Taxes Payable	499,126	408,853
2.01.04.03	Deferred Income Tax	106,688	135,325
2.01.04.04	Deferred Social Contribution	38,408	48,717
2.01.05	Dividends Payable	133,893	92,342
2.01.06	Provisions	53,347	44,825
2.01.06.01	Contingencies	53,347	44,825
2.01.07	Debts with Related Parties	0	0
2.01.08	Other	303,225	216,602
2.02	Long-Term Liabilities	13,115,670	13,010,512
2.02.01	Loans and Financing	6,159,272	6,189,777
2.02.02	Debentures	1,029,678	1,027,244
2.02.03	Provisions	5,476,583	5,358,849
2.02.03.01	Contingencies	3,725,768	3,577,101
2.02.03.02	Judicial Deposits	(342,698)	(343,869)
2.02.03.03	Deferred Income Tax	1,539,367	1,562,982
2.02.03.04	Deferred Social Contribution	554,146	562,635
2.02.04	Debts with Related Parties	0	0
2.02.05	Other	450,137	434,642
2.02.05.01	Accounts Payable - Subsidiaries	9,315	11,841
2.02.05.02	Provision for Pension Fund	271,804	255,715
2.02.05.03	Other	169,018	167,086
2.03	Deferred Income	5,361	5,930
2.04	Minority Participations	144	0
2.05	Shareholders’ Equity	6,623,804	6,664,052
2.05.01	Paid-In Capital Stock	1,680,947	1,680,947
2.05.02	Capital Reserve	23,248	23,248
2.05.03	Revaluation Reserve	4,337,850	4,398,642
2.05.03.01	Own Assets	4,337,497	4,398,289
2.05.03.02	Subsidiaries/Affiliates	353	353
2.05.04	Profit Reserves	234,330	234,330
2.05.04.01	Legal	336,189	336,189
2.05.04.02	Statutory	0	0

1- CODE	2- DESCRIPTION	3- 9/30/2006	4- 6/30/2006
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized Income	0	0
2.05.04.05	Profit Retention	0	0
2.05.04.06	Special For Non-Distributed Dividends	0	0
2.05.04.07	Other Profit Reserves	(101,859)	(101,859)
2.05.04.07.01	For Investments	637,611	637,611
2.05.04.07.02	Treasury Shares	(676,721)	(676,721)
2.05.04.07.03	Unrealized Income	(62,749)	(62,749)
2.05.05	Retained Earnings/Accumulated Loss	347,429	326,885

07.01 - CONSOLIDATED STATEMENT OF INCOME (in thousands of reais)

1- CODE	2- DESCRIPTION	3- 7/1/2006 to 9/30/2006	4- 1/1/2006 to 9/30/2006	5- 7/1/2005 to 9/30/2005	6- 1/1/2005 to 9/30/2005
3.01	Gross Revenue from Sales and/or Services	3,211,791	8,033,774	2,714,016	9,440,566
3.02	Deductions from Gross Revenue	(618,883)	(1,569,717)	(491,654)	(1,810,526)
3.03	Net Revenue from Sales and/or Services	2,592,908	6,464,057	2,222,362	7,630,040
3.04	Cost of Goods and/or Services Sold	(1,679,998)	(4,378,488)	(1,315,291)	(4,125,490)
3.04.01	Depreciation and Amortization	(232,210)	(683,605)	(218,645)	(655,406)
3.04.02	Other	(1,447,788)	(3,694,883)	(1,096,646)	(3,470,084)
3.05	Gross Profit	912,910	2,085,569	907,071	3,504,550
3.06	Operating Income/Expenses	(531,970)	(616,379)	(127,653)	(974,398)
3.06.01	Selling	(145,282)	(351,781)	(141,481)	(418,908)
3.06.01.01	Depreciation and Amortization	(2,761)	(8,036)	(2,551)	(7,369)
3.06.01.02	Other	(142,521)	(343,745)	(138,930)	(411,539)
3.06.02	General and Administrative	(100,853)	(280,284)	(77,421)	(240,478)
3.06.02.01	Depreciation and Amortization	(10,362)	(30,960)	(10,594)	(32,703)
3.06.02.02	Other	(90,491)	(249,324)	(66,827)	(207,775)
3.06.03	Financial	(436,994)	(644,766)	(38,679)	(356,709)
3.06.03.01	Financial Income	(24,282)	3,988	49,869	193,551
3.06.03.02	Financial Expenses	(412,712)	(648,754)	(88,548)	(550,260)
3.06.03.02.01	Foreign Exchange and Monetary Variation, net	(10,368)	335,827	213,372	456,708
3.06.03.02.02	Financial Expenses	(402,344)	(984,581)	(301,920)	(1,006,968)
3.06.04	Other Operating Income	277,460	980,469	16,813	37,392
3.06.05	Other Operating Expenses	(98,097)	(256,453)	132,164	39,497
3.06.06	Equity pick-up	(28,204)	(63,564)	(19,049)	(35,192)
3.07	Operating Income	380,940	1,469,190	779,418	2,530,152

1- CODE	2- DESCRIPTION	3- 7/1/2006 to 9/30/2006	4- 1/1/2006 to 9/30/2006	5- 7/1/2005 to 9/30/2005	6- 1/1/2005 to 9/30/2005
3.08	Non-Operating Income	1,578	1,416	2,391	(4,175)
3.08.01	Income	7,501	26,659	24,130	24,281
3.08.02	Expenses	(5,923)	(25,243)	(21,739)	(28,456)
3.09	Income before Taxes/Participations	382,518	1,470,606	781,809	2,525,977
3.10	Provision for Income Tax and Social Contribution	(254,743)	(388,127)	(178,618)	(928,131)
3.11	Deferred Income Tax	206,468	1,646	(86,298)	55,081
3.11.01	Deferred Income Tax	145,464	(37,305)	(78,043)	8,831
3.11.02	Deferred Social Contribution	61,004	38,951	(8,255)	46,250
3.12	Statutory Participations/Contributions	(15)	(15)	0	0
3.12.01	Participations	(15)	(15)	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Own Capital	0	0	0	0
3.14	Minority Participations	0	0	0	0
3.15	Income (Loss) for the Period	334,228	1,084,110	516,893	1,652,927
	OUTSTANDING SHARES, EX-TREASURY (in thousands)	257,413	257,413	264,431	264,431
	EARNINGS PER SHARE	1.29841	4.21156	1.95474	6.25088
	LOSS PER SHARE

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION		Accounting Practices
QUARTERLY INFORMATION	Date: 09/30/2006	Adopted in Brazil
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Output

In CSN, the 3Q06 was marked by the return to operations of CSN’s BF-3, which reached full capacity in the first two weeks of August.

Crude and rolled steel output totaled 1,259,000 and 1,090,000 tons, respectively, down 4% and 1% from the 3Q05. However, consumption of slabs acquired on the market led to an increase in the delivery of rolled products, when compared to 2005.

Rolled product deliveries from the Presidente Vargas plant (UPV), in Volta Redonda, totaled 1,090,000 tons, in line with the 3Q05 figure. CSN Paraná plant and GalvaSud delivered 67,000 and 76,000 tons, respectively, up 14% and 55% from the 3Q05.

In the first nine months, crude and rolled steel production fell by 1,654,000 and 480,000 tons, respectively, with deliveries dropping by 503,000 tons in relation to the same period of the prior year. These falls were due to the shutdown of the BF-3 in the first half of the year.

Output	3Q05	2Q06	3Q06	9M05	9M06
(data in thousand t)
Presidente Vargas Mill (UPV)
Crude Steel	1,317	393	1,259	3,846	2,192
Finished Products *	1,106	744	1,090	2,003	1,523
CSN Paraná Plant *	59	67	67	205	210
GalvaSud *	49	46	76	208	180
* Products delivered for sale

Sales

In the third quarter there was a significant improvement of domestic sales volume, up 16% from the 2Q06 and 30% from the 3Q05. CSN’s total market share increased by 3 percentage points when compared to the same quarter last year. It is also worth noting that exports were reinitiated because of the resumption of BF-3’s operations, when international prices were at higher levels.

Sales volume by segment remained in line with the previous quarter. The distribution sector once again headed the consumption rankings, accounting for 40% of sales, followed by packaging, home appliances & OEM, civil construction and the auto industry, with 21%, 15%, 10% and 13%, respectively.

Prices

In the third quarter, average steel prices in the international market have shown some weakening trend in North America and Asia after peaking last July. In Europe, however, prices closed the quarter at their June levels, due to effective production controls by the region’s more disciplined manufacturers.

With BF-3 back on line, CSN’s exports climbed back to 37% of total sales volume. Thanks to the Company’s strategy of maintaining a local presence in the USA and Europe, CSN was able to successfully introduce an average of 10% price increase in those markets, versus the previous three months.

The scenario was equally positive in Brazil – as a consequence of improved sales, CSN’s prices moved up 7% over the 2Q06. Given that the sales mix remained unaltered, the increase was due to the adjustments in the period, which were well accepted by the local market. Prices are expected to remain at the same level in the 4Q06.

Although, revenue could be slightly higher in the 3Q06 due to a probable improvement in the domestic sales mix. CSN remains committed to increasing its share of the domestic market, while guaranteeing its competitiveness.

Net Revenue

Net revenue in the 3Q06 climbed by 35% over the 2Q06, due to the substantive upturn in sales volume and prices both in the domestic and foreign markets. The year-on-year comparison, nine-month terms, was clearly affected by the reduction in output triggered by the BF-3 accident, last January.

Production Costs (parent company)

Total production costs reached R$1,392 million in the 3Q06, 17% up on the 2Q06 and 21% higher than in the same period last year.

In the quarter-over-quarter comparison, the total costs reflect a higher level of raw material consumption coupled with an increase in General Manufacturing Costs. The impact was partially offset by the reduction in the purchase of slabs.

On the other hand, the upturn over the 3Q05 was due to increased slab purchases.

As for the main raw materials, average coal prices remained flat over the second quarter at US$136/t, while the inventory cost averaged US$120/t, in September 2006. Coke prices averaged US$214/t for the quarter (it is important to highlight that no coke was consumed in the 2Q06), and the average inventory cost was US$232/t, at the close of the quarter.

Other Operating Expenses/Income

The main item was the adjustment for loss of profits in “Other Operating Income/Expenses”. In the third quarter, a total adjustment of R$253 million was recorded. Year-to-date, these adjustments totaled R$923 million (US$424 million).

Based on specific data collected and analyzed by the insurers, the Company, under conservative assumptions, recorded in “Other Operating Income/Expenses” the amount of R$923 million related to estimated indemnity for loss of profits year-to-date.

The policy’s maximum indemnification limit is US$750 million, including loss of profits and material damages. Until now, CSN has received US$75 million from insurance companies to date, in advance.

EBITDA

Third-quarter EBITDA was R$912 million, or R$1,142 million if we include the adjustments for loss of profits, or 24% up on the 2Q06. The year-to-date figure, also including these adjustments, totaled R$3,014 million.

It is important to notice that the Company has not calculated the adjusted EBITDA margin since the adjustments for loss of profits were not booked separately in each line impacted by the insurance claim (Net Revenue and Cost of Goods Sold), but only in Other Operating Expenses/Income. The adjustment would, therefore, lead to a distorted figure.

Consolidated EBITDA variation	3Q06 x 2Q06	3Q06 x 3Q05
EBITDA (var. %)	+91.5	-0.01
*Adjusted EBITDA (var. %)	+23.6	+24.1

*EBITDA considering the effect of the loss of profits provision

Net Financial Result and Debt

Third-quarter net debt increased by R$191 million over the previous three months, due to R$333 million in dividend payments, CAPEX investments of R$380 million in the 3Q06 and R$316 million in the cost of debt. The net debt/EBITDA ratio – using 2005 EBITDA, which was not affected by non-recurring events – climbed from 1.32x, in the second quarter, to 1.36x.

The 3Q06 decline in the gross debt was due to the amortization of short-term loans, especially the US$300 million due in August, 2006. In terms of financial cost and average maturity, the average accumulated cost of debt was 12% p.a. in Brazilian Reais, or 76.4% of the CDI (interbank deposit rate) and the average maturity was 7.5 years for the Gross Debt.

In the 3Q06, Net Financial Expense was affected by operations with derivatives, since those assets are stated at fair value. When comparing the 3Q06 with the 2Q06, it is important to highlight the nonrecurrent effect of the reversal of provisions, which produced a positive impact on the financial result for the 2Q06.

Income Taxes

Third-quarter income taxes totaled R$48 million, R$70 million less than the previous three months.

Net Income

Third quarter net income was of R$334 million, 18% lower than the R$409 million reported in the 2Q06. CSN’s net income for the nine-month period totaled R$1,084 million.

Investments

Third-quarter investments totaled R$380 million, of which R$73 million was invested in projects related to the “Casa de Pedra” expansion (mine, port and pelletizing plant); R$138 million in technological upgrades/ repairs/maintenance; R$29 million in MRS railway system and R$69 million in the acquisition of the remaining 50% of Lusosider in Portugal. Year-to-date investments totaled R$1,115 million.

Working Capital

Working capital increased by R$99 million over the second quarter. This increase was mainly caused by a higher level of Accounts Receivable (sales improvement in the domestic and foreign market), which was partially offset by the upturn in Payments to Suppliers (due to the acquisitions of slabs).

			In R$ million
Account	2Q06	3Q06	Change
Assets	3,345	3,892	+547
Cash and cash equivalents	157	159	+2
Accounts Receivable	917	1,311	+394
Domestic Market	795	976	+181
Foreign Market	238	464	+226
Allowance for Doubtful Accounts	(115)	(129)	(14)
Inventories	2,271	2,422	+151
Liability	1,769	2,217	(448)
Suppliers	1,256	1,599	(343)
Payroll and related charges	104	119	(15)
Taxes payable	409	499	(90)
Working Capital	1,576	1,675	+99

Capital Markets

Through September 2006, CSN’s shares have appreciated by 39%, despite the 9% fall in the third quarter, affected then by doubts surrounding the global economy (US interest rates) and political uncertainties in Brazil.

Capital Markets - CSNA3/SID

	3Q05	4Q05	1Q06	2Q06	3Q06
N# of shares	272.067.946	272.067.946	272.067.946	272.067.946	272.067.946

Market Capitalization
Closing price (R$/share)	45,88	44,58	63,80	68,23	62,00
Closing price (US$/share)	16,30	23,25	21,05	31,70	32,57
Market Capitalization (R$ million)	12.483	12.129	17.359	18.562	16.868
Market Capitalization (US$ million)	5.617	5.182	7.991	8.577	7.758

Variation
CSNA3 (%)	34,1	(2,8)	43,1	6,9	(9,1)
SID (%)	(32,9)	42,6	(9,5)	50,6	2,7
Ibovespa - index	31.583	33.455	37.951	36.630	36.449
Ibovespa - variation (%)	26,1	5,9	13,4	(3,5)	(0,5)

Volume
Average daily (n# of shares)	869.511	825.845	844.315	695.989	528.695
Average daily (R$ Thousand)	39.741	37.706	50.665	48.106	35.177
Average daily (n# of ADR´s)	812.392	773.876	1.007.920	1.042.424	758.238
Average daily (US$ Thousand)	15.715	15.384	27.910	32.878	22.959

Source: Economática

09.01 - EQUITY IN SUBSIDIARIES AND/OR AFFILIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/AFFILIATED COMPANY	3 - CNPJ (Corporate Taxpayer’s ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 – INVESTOR’S SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)	9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

01	CSN OVERSEAS	05.722.388/0001-58	PRIVATE SUBSIDIARY	100.00	15.84
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		7,173	7,173

02	CSN STEEL	05.706.345/0001-89	PRIVATE SUBSIDIARY	100.00	18.35
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		480,727	480,727

04	CSN ENERGY	06.202.987/0001-03	PRIVATE SUBSIDIARY	100.00	6.05
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		3,675	3,675

06	IND. NAC. DE AÇOS LAMINADOS – INAL	02.737.015/0001-62	PRIVATE SUBSIDIARY	99.99	9.44
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		421,366	421,366

07	CSN CIMENTOS	42.564.807/0001-05	PRIVATE SUBSIDIARY	99.99	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		376	376

08	CIA METALIC DO NORDESTE	01.183.070/0001-95	PRIVATE SUBSIDIARY	99.99	1.72
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		92,283	92,283

09	INAL NORDESTE	00.904.638/0001-57	PRIVATE SUBSIDIARY	99.99	0.48
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		37,796	37,796

09.01 - EQUITY IN SUBSIDIARIES AND/OR AFFILIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/AFFILIATED COMPANY	3 - CNPJ (Corporate Taxpayer’s ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 – INVESTOR’S SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

10	CSN PANAMA	05.923.777/0001-41	PRIVATE SUBSIDIARY	100.00	5.97
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		4,240		4,240

11	CSN ENERGIA	03.537.249/0001-29	PRIVATE SUBSIDIARY	99.90	0.81
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1		1

13	CSN I	04.518.302/0001-07	PRIVATE SUBSIDIARY	100.00	8.99
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		9,996,753		9,996,753

14	GALVASUD	02.618.456/0001-45	PRIVATE SUBSIDIARY	15.29	8.86
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		1,804,435		1,804,435

16	SEPETIBA TECON	02.394.276/0001-27	PRIVATE SUBSIDIARY	20.00	0.51
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		12,444		12,444

17	COMPANHIA FERROVIÁRIA DO NORDESTE-CFN	02.281.836/0001-37	PRIVATE SUBSIDIARY	45.78	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		54,455		51,118

18	ITÁ ENERGÉTICA	01.355.994/0002-02	PUBLICLY-TRADED SUBSIDIARY	48.75	8.64
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		253,607		253,607

09.01 - EQUITY IN SUBSIDIARIES AND/OR AFFILIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Corporate Taxpayer’s ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 – INVESTOR’S SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

19	MRS LOGÍSTICA	01.417.222/0001-77	PUBLICLY-TRADED SUBSIDIARY	32.93	15.54
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		111,968		111,968

27	CSN EXPORT	05.760.237/0001-94	PRIVATE SUBSIDIARY	100.00	1.48
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		32		32

28	CSN ISLANDS VII	05.918.539/0001-48	PRIVATE SUBSIDIARY	100.00	0.01
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		1		1

29	CSN ISLANDS VIII	06.042.103/0001-09	PRIVATE SUBSIDIARY	100.00	0.07
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1		1

30	CSN ISLANDS IX	07.064.261/0001-14	PRIVATE SUBSIDIARY	100.00	0.18
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1		1

31	ERSA - ESTANHO DE RONDÔNIA	00.684.808/0001-35	PRIVATE SUBSIDIARY	99.99	0.34
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		34,233		34,236

32	CSN ISLANDS X	. . / -	PRIVATE SUBSIDIARY	100.00	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1		1

10.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1- ITEM	02
2 - No. ORDER	2
3 - No. REGISTRY AT CVM	CVM/SRE/DEB/2003/020
4 - REGISTRY DATE AT CVM	12/8/2003
5 - ISSUED SERIES	UN
6 - TYPE OF ISSUANCE	COMMON
7 - NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	12/1/2003
9 - MATURITY DATE	12/1/2006
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - CONDITION OF CURRENT REMUNERATION	107% CDI CETIP
12 - PREMIUM/NEGATIVE GOODWILL
13 - NOMINAL VALUE (Reais)	10,000.00
14-AMOUNT ISSUED (Thousands of Reais)	400,000
15-AMOUNT OF SECURITIES ISSUED (UNIT)	40,000
16 - OUTSTANDING SECURITIES (UNIT)	40,000
17 - TREASURY SECURITIES (UNIT)	0
18 - CALLED AWAY SECURITIES (UNIT)	0
19 – CONVERTED SECURITIES (UNIT)	0
20 – SECURITIES TO BE DISTRIBUTED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF NEXT EVENT	12/1/2006

10.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1- ITEM	03
2 - No. ORDER	3
3 - No. REGISTRY AT CVM	CVM/SRE/DEB/2003/022
4 – REGISTRY DATE AT CVM	12/19/2003
5 - ISSUED SERIES	1A
6 - TYPE OF ISSUANCE	COMMON
7 - NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	12/1/2003
9 - EXPIRATION DATE	12/1/2006
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - CONDITION OF CURRENT REMUNERATION	106.5% CDI CETIP
12 – PREMIUM/NEGATIVE GOODWILL
13 – NOMINAL VALUE (Reais)	10,000.00
14- AMOUNT ISSUED (Thousands of Reais)	250,000
15- AMOUNT OF SECURITIES ISSUED (UNIT)	25,000
16 - OUTSTANDING SECURITIES (UNIT)	25,000
17 - TREASURY SECURITIES (UNIT)	0
18 - CALLED AWAY SECURITIES (UNIT)	0
19 – CONVERTED SECURITIES (UNIT)	0
20 – SECURITIES TO BE DISTRIBUTED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF NEXT EVENT	12/1/2006

1- ITEM	04
2 - No. ORDER	3
3 - No. REGISTRY AT CVM	CVM/SRE/DEB/2003/023
4 - REGISTRY DATE AT CVM	12/19/2003
5 - ISSUED SERIES	2A
6 - TYPE OF ISSUANCE	COMMON
7 - NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	12/1/2003
9 - EXPIRATION DATE	12/1/2008
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - CONDITION OF CURRENT REMUNERATION	IGPM + 10% p.a.
12 - PREMIUM/NEGATIVE GOODWILL
13 - NOMINAL VALUE (Reais)	10,000.00
14- AMOUNT ISSUED (Thousands of Reais)	250,000
15- AMOUNT OF SECURITIES ISSUED (UNIT)	25,000
16 - OUTSTANDING SECURITIES (UNIT)	25,000
17 - TREASURY SECURITIES (UNIT)	0
18 - CALLED AWAY SECURITIES (UNIT)	0
19 – CONVERTED SECURITIES (UNIT)	0
20 – SECURITIES TO BE DISTRIBUTED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF NEXT EVENT	12/1/2006

1- ITEM	05
2 - No. ORDER	4
3 - No. REGISTRY AT CVM	CVM/SRE/DEB/2006/011
4 - REGISTRY DATE AT CVM	4/28/2006
5 - ISSUED SERIES	UN
6 - TYPE OF ISSUANCE	COMMON
7 - NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	2/1/2006
9 - EXPIRATION DATE	2/1/2012
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - CONDITION OF CURRENT REMUNERATION	103.6% CDI CETIP
12 - PREMIUM/NEGATIVE GOODWILL
13 - NOMINAL VALUE (Reais)	10,000.00
14- AMOUNT ISSUED (Thousands of Reais)	600,000
15- AMOUNT OF SECURITIES ISSUED (UNIT)	60,000
16 - OUTSTANDING SECURITIES (UNIT)	60,000
17 - TREASURY SECURITIES (UNIT)	0
18 - CALLED AWAY SECURITIES (UNIT)	0
19 – CONVERTED SECURITIES (UNIT)	0
20 – SECURITIES TO BE DISTRIBUTED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF NEXT EVENT	2/1/2007

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION		Accounting Practices
QUARTERLY INFORMATION	Date: 9/30/2006	Adopted in Brazil
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

15.01 – INVESTMENT PROJECTS

OPERATING INVESTMENTS

Expenditures made up to September 30, 2006, with the main investment projects in implementation were as follows:

	Up to 9/30/2006
	R$ thousand

Description	Period	Accumulated

Sepetiba Project – Port Expansion	151,494	372,208
Mine Project – Casa de Pedra Mine Expansion	49,478	69,851
Supply replacement main engines LTF#3	10,644	13,143
Campaign Extension of regenerator AF2	8,141	8,439
Carcass change of converter	2,466	7,686
Campaign Extension of Batteries #4A, 4B and 5	3,770	7,294
Campaign Extension of Battery 1	3,802	6,869
Revamp of Gas System 1 – Phase II	2,910	6,263
Revamp of lime furnace 3	21	4,066
Repair and Modification of Torpedo Cars	1,510	3,532
Increase of the Casa de Pedra barrier 920 m	3,006	3,388
Increase capacity of railcar fleet	506	2,252
Drawdown wells	764	1,952
Drainage and change in the slope geometry of the mine	413	1,857
Water Purification System of Converter B	523	1,568
Migration of mail to exchange 2003	16	1,403
Replacement of supervising system of LTF3	169	1,295
Change of the supervising system of LTF1	108	1,068
Electromechanical Revamp in Torpedo Cars	174	1,043

	239,915	515,178

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION		Accounting Practices
QUARTERLY INFORMATION	Date: 9/30/2006	Adopted in Brazil
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

16.01 - OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY

Companhia Siderúrgica Nacional
Statements of Changes in Financial Positions
For the periods ended on September 30, 2006 and 2005
(In thousands of reais)

	Consolidated		Parent Company

	2006	2005	2006	2005

SOURCES OF FUNDS
Funds provided by operations
Net income for the period	1,084,110	1,652,927	1,076,956	1,516,911
Expenses (income) not affecting net working capital
Monetary and exchange variation and long term accrued charges (net)	(148,233)	(829,374)	(210,983)	(1,214,253)
Equity accounting and amortization of goodwill and negative goodwill	63,565	35,192	(146,292)	645,130
Write-offs from permanent assets	29,967	32,525	7,410	6,468
Depreciation, depletion and amortization	722,716	693,658	604,991	591,060
Deferred income tax and social contribution	(100,696)	(61,265)	(118,961)	(84,104)
Provision for contingencies PIS/COFINS/CPMF	(40,737)	262,463	(85,326)	253,511
Provision for actuarial liability	48,404	18,630	48,404	18,630
Deferred income variation	(720)	(23,326)
Other	(968)	1,078	(5,280)	(5,671)
	1,657,408	1,782,508	1,170,919	1,727,682

Dividends and interest on own capital of subsidiaries			4,467	27,175

Other
Resources from loans and financing	783,827	2,926,583	671,591	1,150,173
Debenture Issuance	600,000		600,000
Decrease in other long-term assets	815,740	82,753	602,778	136,353
Increase in other long-term liabilities	389,531	63,352	357,762	13,754
Other		354
	2,589,098	3,073,042	2,232,131	1,300,280

TOTAL SOURCES OF FUNDS	4,246,506	4,855,550	3,407,517	3,055,137

USES OF FUNDS
Funds used in permanent assets
Investments	93,626	81,430	183,274	194,378
Property, plant and equipment	1,103,056	648,067	719,668	489,254
Deferred assets	12,155	31,871	10,478	31,019
	1,208,837	761,368	913,420	714,651
Other
Dividends and Interest on own capital	880,160	184,177	880,160	184,177
Treasury shares	39,110	570,437	39,110	570,437
Transfer of loans and financing to short term	1,046,970	541,828	1,564,091	400,808
Increases in long-term assets	192,181	337,579	126,209	217,481
Decreases in long-term liabilities	588,078	86,573	479,289	53,443
	2,746,499	1,720,594	3,088,859	1,426,346
TOTAL USES OF FUNDS	3,955,336	2,481,962	4,002,279	2,140,997

INCREASE (DECREASE) IN NET WORKING CAPITAL	291,170	2,373,588	(594,762)	914,140

NET WORKING CAPITAL VARIATIONS
Current Assets
At end of the period	8,799,894	8,758,829	5,978,372	5,097,177
At beginning of the period	8,164,081	8,608,514	5,545,203	6,440,179
	635,813	150,315	433,169	(1,343,002)
Current Liabilities
At end of the period	5,164,300	3,940,389	6,328,788	3,974,435
At beginning of the period	4,819,657	6,163,662	5,300,857	6,231,577
	344,643	(2,223,273)	1,027,931	2,257,142)
INCREASE (DECREASE) IN NET WORKING CAPITAL	291,170	2,373,588	(594,762)	914,140

Companhia Siderúrgica Nacional
Statements of Cash Flows
For the periods ended on September 30, 2006 and 2005
(In thousands of reais)

	Consolidated		Parent Company

	2006	2005	2006	2005

Cash flow from operating activities
Net income for the period	1,084,110	1,652,927	1,076,956	1,516,911
Adjustments to reconcile the net income for the period
with the resources from operating activities:
- Net monetary and exchange variations	(505,832)	(1,256,653)	(568,493)	(1,567,495)
- Provision for loan and financing charges	659,714	726,816	511,567	512,042
- Depreciation, depletion and amortization	722,716	693,568	604,991	591,060
- Write-offs of permanent assets	29,967	32,525	7,410	6,468
- Equity accounting and amortization of goodwill and negative goodwill	63,565	35,192	(146,292)	645,130
- Deferred income tax and social contribution	(1,646)	(55,082)	44,603	(105,352)
- Swap Provision	(19,083)	45,000	695	193,903
- Provision for actuarial liability	48,404	18,630	48,404	18,630
- Provision for insurance claims AF3	(757,273)		(757,273)
- Provision for contingencies	(164,392)	(323,519)	(159,026)	(282,923)
- Other provisions	11,221	120,511	6,806	111,251
	1,171,471	1,689,915	670,348	1,639,625
(Increase) decrease in assets:
- Accounts receivable	35,663	(359,283)	272,195	(151,593)
- Inventories	(513,396)	367,361	(158,875)	218,006
- Credits with subsidiaries		(18,547)	61,324	9,057
- Taxes recoverable	(11,947)	(72,915)	(44,944)	(54,754)
- Other	1,358	(232,339)	(67,269)	(134,152)
	(488,322)	(315,723)	62,431	(113,436)
Increase (decrease) in liabilities
- Suppliers	353,449	237,666	219,545	301,918
- Salaries and payroll charges	33,590	24,414	17,850	19,578
- Taxes	282,340	207,664	204,117	208,935
- Accounts payable - Subsidiaries			(82,694)	(343,784)
- Contingent liabilities net of judicial deposits	652,661	683,229	605,261	660,341
- Other	(299,648)	(65,018)	(15,153)	(23,550)
	1,022,392	1,087,955	948,926	823,438
Net resources from operating activities	1,705,541	2,462,147	1,681,705	2,349,627

Cash Flow from investing activities
Investments	(93,626)	(81,430)	(183,274)	(194,378)
Property, plant and equipment	(1,103,056)	(648,067)	(719,668)	(489,254)
Deferred assets	(12,155)	(31,871)	(10,478)	(31,019)
Net resources used on investing activities	(1,208,837)	(761,368)	(913,420)	(714,651)

Cash Flow from financing activities
Financial Funding
- Loans and Financing	2,228,967	4,321,812	1,530,251	2,239,127
- Debentures	600,000		600,000
	2,828,967	4,321,812	2,130,251	2,239,127
Payments
- Financial Institutions
- Principal	(1,450,164)	(1,819,330)	(571,125)	(1,190,791)
- Charges	(612,582)	(537,469)	(441,449)	(428,579)
- Dividends and interest on own capital	(2,069,725)	(2,268,931)	(2,069,725)	(2,268,931)
- Treasury stocks	(39,110)	(570,437)	(39,110)	(570,437)
	(4,171,581)	(5,196,167)	(3,121,409)	(4,458,738)
Net resources from (to) financing activities	(1,342,614)	(874,355)	(991,158)	(2,219,611)

Increase in cash and marketable securities	(845,910)	826,424	(222,873)	(584,635)
Cash and marketable securities, beginning of period	3,495,799	3,325,969	1,495,795	1,957,276
Cash and marketable securities (except for derivatives), end of period	2,649,889	4,152,393	1,272,922	1,372,641

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION		Accounting Practices
QUARTERLY INFORMATION	Date: 9/30/2006	Adopted in Brazil
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

17.01 – SPECIAL REVIEW REPORT – UNQUALIFIED

To the Stockholders and Management of
Companhia Siderúrgica Nacional
Rio de Janeiro – RJ

1. We have conducted a special review on the Quarterly Information (ITRs) of COMPANHIA SIDERÚRGICA NACIONAL, which includes the individual and consolidated balance sheets as of September 30, 2006, the related statements of income for the quarter and nine months period ended on that date, the performance report and the relevant information, presented in accordance with the accounting practices adopted in Brazil, prepared under the responsibility of the Company’s management.

2. Our review was conducted in accordance with specific standards established by the Brazilian Institute of Auditors - IBRACON, together with the Federal Accounting Council, and mainly comprised: (a) inquiries and discussions with the administrators responsible for the accounting, financial and operating areas of the Company and its subsidiaries, as to main criteria adopted in the preparation of the Quarterly Information; and (b) review of the information and subsequent events that have or may have significant effects on the Company’s and its subsidiaries financial position and operations.

3. Based on our special review, we are not aware of any material modification that should be made to the Quarterly Information referred to in paragraph (1) above for it to be in accordance with the accounting practices adopted in Brazil, applied in compliance with the standards issued by Comissão de Valores Mobiliários - CVM, specifically applicable to the preparation of mandatory Quarterly Information.

4. Our special review was conducted for the purpose of issuing a report on the Quarterly Information referred to in paragraph (1) above, taken as a whole. The Supplementary Information referring to the Value-Added Statement, the Statements of Changes in Financial Position and of Cash Flows are presented for the purposes of allowing additional analyses and are not required as part of the mandatory Quarterly Information. These statements were reviewed by us according to the review procedures mentioned in paragraph (2) above, and based on our special review are fairly stated, in all its material aspects, in relation to the Quarterly Information taken as a whole.

5. The individual and consolidated balance sheets as of June 30, 2006, presented for comparative purposes, were reviewed by us, and our report, dated August 4, 2006, was unqualified. The statements of the individual and consolidated results for the quarter and nine months period ended on September 30, 2005, presented for comparative purposes, were reviewed by us, and our report, dated October 31, 2005, was unqualified.

Rio de Janeiro, November 7, 2006.

DELOITTE TOUCHE TOHMATSU	José Carlos Monteiro
Auditores Independentes	Accountant
CRC-SP 011609/O-S-RJ	CRC-SP 100597/O-S-RJ

TABLE OF CONTENTS

Group	Table	Description	Page
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	REFERENCE AND AUDITOR INFORMATION	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET – ASSETS	4
02	02	BALANCE SHEET – LIABILITIES	5
03	01	STATEMENT OF INCOME	7
04	01	NOTES TO THE FINANCIAL STATEMENTS	9
05	01	COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER	51
06	01	CONSOLIDATED BALANCE SHEET – ASSETS	52
06	02	CONSOLIDATED BALANCE SHEET – LIABILITIES	53
07	01	CONSOLIDATED STATEMENT OF INCOME	55
08	01	COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER	57
09	01	EQUITY IN SUBSIDIARIES AND/OR AFFILIATED COMPANIES	66
10	01	CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES	69
15	01	INVESTMENT PROJECTS	73
16	01	OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY	74
17	01	SPECIAL REVIEW REPORT	76
		CSN OVERSEAS
		CSN STEEL
		CSN ENERGY
		IND. NAC. DE AÇOS LAMINADOS - INAL
		CSN CIMENTOS
		CIA METALIC DO NORDESTE
		INAL NORDESTE
		CSN PANAMA
		CSN ENERGIA
		CSN I
		GALVASUD
		SEPETIBA TECON
		COMPANHIA FERROVIÁRIA DO NORDESTE-CFN
		ITÁ ENERGÉTICA
		MRS LOG¥STICA
		CSN EXPORT
		CSN ISLANDS VII
		CSN ISLANDS VIII
		CSN ISLANDS IX
		ERSA – ESTANHO DE RONDÔNIA
		CSN ISLANDS X	/76

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2006

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Acting Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.